Itaú

3Q22

Complete financial statements in IFRS

September 30, 2022

Management Report **9M22**

Highlights of the 1st nine months of 2022

Key indicators and ratios of our performance in the first nine months of 2022 over the same period of the previous year:

Itaú Day 2022

We held the second edition of Itaú Day, a 100% digital event whose objective was to update the market on the bank's strategies and initiatives with a long term vision, prioritizing the client on the center of all actions. The conversation between co-chairs of the board of directors and panels with all members of the executive committee are in full on the IR website. **Access it here**

Recurring **managerial result**

R$22.6 billions

9M21 9.6% ▲

Credit **portfolio**[1]

R$1.1 trillion

9M21 15.2% ▲

ROE **Recurring managerial**

19.2%

9M21 20 bps ▲

Performance 9M22 x 9M21

Net interest Income

R$ 66.6 billions

18.3% ▲

Efficiency Ratio[2]

41.2%

-320 bps ▼

Tier 1 Capital

13.2%

30 bps ▲

The credit portfolio expanded in every segment in Brazil: 26.7% in individuals, 16.3% in very small, small and middle market loans and 16.2% in corporate loans.

The positive effect of the growth in the portfolio, associated with the gradual change in the portfolio mix to loans to the retail business segment, resulted in growth of 18.3% in the net interest income.

Increase of 14.3% in commissions and fees and result from insurance operations was due to the higher transaction volume from cards, both in issuance and in acquiring; positive evolution of earned premiums and savings bonds revenues.

The expected loss from financial assets and claims rose by 160.3% on account of the higher origination in consumer credit and the increase in the overdue portfolio. Considering the provisions for non-credit operations, the increase was 122.0%.

General and administrative expenses grew by 10.6%. The increases are related to the effects of the collective wage labor agreement and growth in the number of employees. Higher administrative expenses are due to higher expenses with credit card reward programs, with media marketing campaigns, tax and social security provisions and with depreciation and amortization.

(1) Credit portfolio includes financial guarantees provided and corporate securities. (2) Efficiency ratio based in BRGAAP managerial disclosure.

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ billions (except where indicated)

Income information	9M22	9M21	Variation
Operating Revenues[1]	109.3	92.8	17.8%
Net Interest Income[2]	66.6	56.3	18.3%
Commissions and Fees and Insurance[3]	39.0	34.1	14.3%
Expected Loss from Financial Assets and Claims	(21.4)	(8.2)	160.3%
General and Administrative Expenses	(50.6)	(45.8)	10.6%
Net Income	23.0	21.4	7.5%
Net Income Attributable to Controlling Shareholders	22.2	20.2	10.1%
Recurring Managerial Result	22.6	20.7	9.6%
Recurring Return on Average Equity - Annualized[4]	18.9%	18.5%	40 bps
Recurring Managerial Return on Average Equity - Annualized[5]	19.2%	19.0%	20 bps

Shares	9M22	9M21	Variation
Net Income per Share - R$	2.27	2.06	10.2%
Book Value per Share - R$ (in circulation on 09/30)	16.82	15.09	11.5%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.55	0.45	21.8%
Average Financial Daily Trading Volume	2.0	2.2	-7.6%
B3 (ON+PN)	0.9	1.1	-17.4%
NYSE (ADR)	1.1	1.1	2.3%
Market Capitalization[6]	274.2	283.4	-3.2%

(1) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees, (vi) Income from insurance and private pension operations before claim and selling expenses and (vii) Other Income; (2) The sum of (i) Interest and Similar Income, (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) Foreign exchange results and exchange variations in foreign transactions; (3) The sum on the Commissions and Banking Fees and Income from insurance and private pension operations before claim and selling expenses. For better comparability, the adjustment of the hedge tax effects on foreign investments was applied; (4) The return is calculated by dividing the Net Income Attributable to Controlling Shareholders by the Average Shareholders' Equity. The quotient was multiplied bythe number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (5) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors; (6) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period. The market capitalization for 9M21 does not consider the impact of the spin-off of the investment in Xp Inc. which occurred in October 2021.

Initiatives

We launched The One: new card offers unique experiences and innovative benefits for the high-income public

The One card arrives with exclusive and customized benefits, in an innovative and competitive way to meet this market. The launch, in partnership with Mastercard, was developed in a co-operation with the bank's clients, who shared their demands and experiences for the conception of the card. Around 400 selected people – including those who participated in the development – received The One in advance to test it first-hand.

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We provided the first 100% digital card for our clients

We launched our first card with a 100% digital journey: the Itaú Click Digital Mastercard, which, in addition to the totally digitalized experience, without the presence of the physical card, has free annuity. The novelty is part of the bank's movement to offer consumers a complete and modern. The card is being tested initially by a restricted base of Itaú clients and employees; it is expected to be available for purchase by any client by the end of the year. The initiative is also in line with Itaú's objective of supporting its clients in the transition to a more sustainable economy and with the commitment made with the UN to zero carbon emissions from portfolios by 2050 (Net-Zero Banking Alliance).

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"together we protect twice as much"

We started a campaign in the main TV channels to alert the population on how to prevent and not fall for scams and bank fraud. In all three films are shown daily situations on the subject and are aimed at educating people so that they can protect themselves and become allies in the fight against these crimes. This is yet another initiative from the bank that reinforces our commitment to stand by our clients.

Find out more



card scams

Delivery scam and others



scams with fake employees

False central office scam and others



internet scams

Scams on WhatsApp and others



cell phone theft

Had your phone stolen? Learn how to protect your data!

We made available personal loans via WhatsApp

With the objective of being present wherever the client wants, we have just made a personal loan simulation and contract service available on WhatsApp. To start a simulation via WhatsApp, all you need is to have the bank's contact saved on your cell phone and start a conversation with a message about personal loans. With this novelty, we added more than 50 functionalities to the platform and millions of services every month.

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We launched digital account for minors at iti

In yet another step to expand the population's access to the financial system, iti, has authorized minors to open accounts. This will allow teenagers and children to have more autonomy and also encourages financial management from an early age, through services such as Pix, withdrawals, and an account card. In addition, the iti account offers automatic balance yield with 100% of the CDI every day and no IOF charges.

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We brought AppleCare to Brazil

A much-desired service for those who own an iPhone is now available in Brazil: we launched the AppleCare service for customers of the iPhone forever program. The iProtection Insurance with AppleCare Services offers coverage for accidental breakage, theft and qualified theft, including same-day service in most metropolitan areas around the world and the use of genuine Apple parts.

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Viaje Sempre Itaú (Travel Always Itaú): our new subscription program wants to help clients realize their dream of traveling more

We launched a new product on our shelf of solutions beyond banking services: Travel Always Itaú, a travel subscription program is aimed at helping its clients to plan financially for travel during their leisure time without compromising their budget or exceeding their credit card limit, making tourism more accessible and feasible. CVC, the largest travel operator in the country, was chosen as a partner for the program, which is already available for use in the Itaú, Itaú Personnalité, and Itaú Cartões apps.

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We signed an agreement with Enel to supply approximately 80% of the bank's units with renewable energy

The agreement foresees the installation of 46 distributed photovoltaic generation plants by Enel X to supply Itaú branches in 14 locations in Brazil. With a total installed capacity of 54.7 MWp, the plants will be responsible for generating clean energy for 1,557 units of Itaú.The distributed solar generation contract is the largest of Enel X in the world and foster the use of green, efficient and safe energy.

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Approval of the Techfin Joint Venture

TOTVS announced to the market the approval by the General Superintendency of the Administrative Council for Economic Defense (CADE) of the creation of the Joint VentureTechfin between TOTVS and Itaú Unibanco S.A. According to the applicable legislation, the decision is final as of November 1, 2022.

Access the Annoucement to the Market

Awards and recognitions


Valor
1000
2022

Valor 1000 Yearbook

We won the award for best company in the banking sector in the 22nd edition of the Valor 1000 Yearbook. The award, which has been held for over 20 years and involves professionals from Valor, Serasa Experian and Fundação Getúlio Vargas (FGV-EAE) has opened the "banks" category this year. The evaluation is based on the analysis of accounting and financial information and considers different aspects of the business (revenues, expenses, margins, debts), in order to compose the yearbook.

Stock Buyback Program

We inform that the Board of Directors has approved, on August 25, 2022, a stock buyback program, which is effective from this date, and authorizes the Company to buy up to 75,000,000 own preferred shares, without a capital reduction, according to the legislation and CVM regulation. The buybacks, if performed, will take place on a stock exchange in the period from August 25, 2022 to February 24, 2024, at market value, and will be intermediated by Itaú Corretora de Valores S.A.

Acess the Material Fact

Payment of Interest on Capital

We inform that the Board of Directors has approved, on August 8, 2022, the payment of IOC - interest on capital - in the amount of R$0.306500 per share, with income tax withholding at a rate of 15%, resulting in net interest of R $0.260525 per share[1].

Access the Material Fact

1) Except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Such payment was made on August 30, 2022, based on the final stockholding position recorded on August 18, 2022, with their shares traded ex-rights starting August 19, 2022.

Perpetual Subordinated Financial Bills

We announced that we have issued Perpetual Subordinated Financial Bills in the total amount of R$1 billion, in negotiations with professional investors in September. The Financial Bills are perpetual in nature and may be repurchased as from 2027, subject to the prior authorization of the Central Bank of Brazil. The Financial Bills were issued with the objective of optimizing the Company´s capital structure given its asset growth and is not intended to refinance other perpetual debts.

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We raised R$1 billion in Green Financial Bills with clients and IFC

We made a new issue of R$1 billion in Green Financial Bills (LF) in the local market. The operation was divided into two tranches: R$500 million was raised from individual and corporate clients and fund managers, and R$500 million from the International Finance Corporation (IFC), a member of the World Bank Group. As in the previous funding, in April this year, the resources will be used to support the financing of electric, hybrid and multi-fuel vehicles, with the objective of leveraging the low-carbon economy and fostering the segment of low greenhouse gas emission vehicles in Brazil.

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Perpetual Additional Tier I Bonds

We inform we will not exercise the call option on December 12, 2022 of the Perpetual Additional Tier I Bonds issued for the Company on December 12, 2017.

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Acknowledgements_

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on November 10, 2022).

Independent Auditor – CVM Instruction No. 381

Procedures Adopted by the Company

Our operating policy, including subsidiaries, when contracting non audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients' interests.

In the period from January to September 2022, we hired from the independent auditors the amount of R$ 78,395 thousand, of which R$ 73,930 thousand correspond to audit services of the financial statements.

Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year:

- **Audit Related Services:** January 03, February 04, 22 and 24, May 19 and June 24 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and appraisal reports at book value. – R$ 3,671 thousand (5.0% of the external audit fees).

- **Tax Servicers:** January 10 and 25 and February 24 – Review of the calculations and tax settlement and compliance with tax regulations. – R$ 779 thousand (1.1% of the external audit fees).

- **Other Services:** August 01 – Acquisition of technical materials – R$ 15 thousand (0.0% of the external audit fees).

Justification of the Independent Auditors – PricewaterhouseCoopers

The non audit-related services described above does not affect either the independence or the objectivity in conducting the examinations of the financial statements at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non audit-related services is based on principles that protect the independent auditor's independence, all of which were observed in providing that services, including their approval by the Audit Committee.

Accounting Practices Adapted in Brazil (BRGAAP)

We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13.The complete financial statements are available on the Investor Relations website (www.itau.com.br/investor-relations > results and reports > results center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to September 2022, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/investor-relations > results and reports > results center.

pwc

Report on review of consolidated financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Bank") as at September 30, 2022 and the related consolidated statements of income and comprehensive income for the quarter and nine-month period then ended, and changes in stockholders' equity and cash flows for the nine-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2022, and the consolidated financial performance for the quarter and nine-month period then ended and its consolidated cash flows for the nine-month period then ended, in accordance with IAS 34.

Other matters - Supplementary information

1 Statement of added value

The consolidated financial statements referred to above include the consolidated statement of added value for the nine-month period ended at September 30, 2022. This statement is the responsibility of the Bank's management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated financial statements for the purpose of concluding whether they are reconciled with the consolidated financial

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated financial statements taken as a whole.

2 Reconciliation of net income and stockholders' equity (Note 33 (e))

The reconciliation of net income and stockholders' equity of the individual financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank - BACEN and the consolidated financial statements prepared in accordance with the International Accounting Standard - IAS 34 ("BACEN GAAP and IFRS Reconciliation"), referring to the nine-month period ended September 30, 2022, prepared under the responsibility of the Bank's Management, as described in Note 33 e), in compliance with BACEN standards, is presented as supplementary information for the purposes of IAS 34. This reconciliation was submitted to review procedures performed in conjunction with the review of the Bank's consolidated financial statements to conclude whether it is reconciled with the consolidated financial statements and the accounting records, as applicable. Based on our review, nothing has come to our attention that causes us to believe that this BACEN GAAP and IFRS Reconciliation has not been prepared, in all material respects, in a consistent manner with the consolidated financial statements taken as a whole.

São Paulo, November 10, 2022

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	**Note**	**09/30/2022**	**12/31/2021**
Cash		35,402	44,512
Financial assets		**2,133,739**	**1,915,573**
At Amortized Cost		**1,587,342**	**1,375,782**
Compulsory deposits in the Central Bank of Brazil		123,488	110,392
Interbank deposits	4	45,506	69,942
Securities purchased under agreements to resell	4	272,047	169,718
Securities	9	207,764	147,746
Loan and lease operations	10	883,355	822,590
Other financial assets	18a	103,039	96,473
(-) Provision for expected loss	4, 9, 10	(47,857)	(41,079)
At Fair Value through Other Comprehensive Income		**100,132**	**105,622**
Securities	8	100,132	105,622
At Fair Value through Profit or Loss		**446,265**	**434,169**
Securities	5	366,882	364,967
Derivatives	6, 7	78,141	69,045
Other financial assets	18a	1,242	157
Tax assets		**59,238**	**58,433**
Income tax and social contribution - current		1,111	1,636
Income tax and social contribution - deferred	24b I	52,611	50,831
Other		5,516	5,966
Other assets	18a	18,555	16,494
Investments in associates and joint ventures	11	6,927	6,121
Fixed assets, net	13	7,277	6,963
Goodwill and Intangible assets, net	14	22,197	21,110
Total assets		**2,283,335**	**2,069,206**

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	09/30/2022	12/31/2021
Financial Liabilities		**1,796,356**	**1,621,786**
At Amortized Cost		**1,719,909**	**1,553,107**
Deposits	15	843,974	850,372
Securities sold under repurchase agreements	17a	306,630	252,848
Interbank market funds	17b	290,953	177,145
Institutional market funds	17c	126,557	138,636
Other financial liabilities	18b	151,795	134,106
At Fair Value through Profit or Loss		**72,534**	**63,479**
Derivatives	6, 7	71,924	63,204
Structured notes	16	67	114
Other financial liabilities	18b	543	161
Provision for Expected Loss	**10**	**3,913**	**5,200**
Loan commitments		3,165	4,433
Financial guarantees		748	767
Provision for insurance and private pensions	27c	228,970	214,976
Provisions	29	20,027	19,592
Tax liabilities	**24c**	**8,627**	**6,246**
Income tax and social contribution - current		4,611	2,450
Income tax and social contribution - deferred	24b II	356	280
Other		3,660	3,516
Other liabilities	18b	55,638	42,130
Total liabilities		**2,109,618**	**1,904,730**
Total stockholders' equity attributed to the owners of the parent company		**164,875**	**152,864**
Capital	19a	90,729	90,729
Treasury shares	19a	(71)	(528)
Capital reserves	19c	2,272	2,250
Revenue reserves	19c	82,543	66,161
Other comprehensive income		(10,598)	(5,748)
Non-controlling interests	**19d**	**8,842**	**11,612**
Total stockholders' equity		**173,717**	**164,476**
Total liabilities and stockholders' equity		**2,283,335**	**2,069,206**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Operating Revenues		**36,723**	**30,525**	**107,786**	**91,012**
Interest and similar income	21a	51,809	37,461	136,846	89,617
Interest and similar expenses	21b	(39,537)	(20,199)	(95,072)	(44,470)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	15,768	4,867	28,975	11,037
Foreign exchange results and exchange variations in foreign transactions		(5,979)	(4,788)	(5,628)	(1,690)
Commissions and Banking Fees	22	11,790	10,862	34,686	30,927
Income from insurance and private pension operations before claim and selling expenses		**1,470**	**1,190**	**4,304**	**3,186**
Revenues from insurance premiums and private pensions		4,525	3,726	12,799	10,791
Change in provision for insurance and private pension		(3,055)	(2,536)	(8,495)	(7,605)
Other income	3	1,402	1,132	3,675	2,405
Expected Loss from Financial Assets and Claims		**(7,412)**	**(4,425)**	**(21,373)**	**(8,210)**
Expected Loss with Loan and Lease Operations	10c	(7,091)	(4,034)	(20,807)	(8,035)
Expected Loss with Other Financial Asset, net		91	26	572	1,095
(Expenses) / Recovery of claims		(412)	(417)	(1,138)	(1,270)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**29,311**	**26,100**	**86,413**	**82,802**
Other operating income / (expenses)		**(19,484)**	**(16,664)**	**(57,296)**	**(50,843)**
General and administrative expenses	23	(17,295)	(14,876)	(50,627)	(45,764)
Tax expenses		(2,331)	(1,953)	(7,107)	(6,074)
Share of profit or (loss) in associates and joint ventures	11	142	165	438	995
Income / (loss) before income tax and social contribution		**9,827**	**9,436**	**29,117**	**31,959**
Current income tax and social contribution	24a	(2,046)	(2,186)	(6,815)	(6,485)
Deferred income tax and social contribution	24a	480	(855)	662	(4,120)
Net income / (loss)		**8,261**	**6,395**	**22,964**	**21,354**
Net income attributable to owners of the parent company	25	8,092	6,076	22,199	20,164
Net income / (loss) attributable to non-controlling interests	19d	169	319	765	1,190
Earnings per share - basic	**25**				
Common		0.83	0.62	2.27	2.06
Preferred		0.83	0.62	2.27	2.06
Earnings per share - diluted	**25**				
Common		0.82	0.62	2.25	2.05
Preferred		0.82	0.62	2.25	2.05
Weighted average number of outstanding shares - basic	**25**				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,842,572,432	4,821,596,792	4,840,079,729	4,817,789,069
Weighted average number of outstanding shares - diluted	**25**				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,901,893,662	4,869,527,257	4,891,693,612	4,855,597,089

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Net income / (loss)		**8,261**	**6,395**	**22,964**	**21,354**
Financial assets at fair value through other comprehensive income		**450**	**(780)**	**(2,135)**	**(1,998)**
Change in fair value		615	(1,944)	(3,648)	(4,850)
Tax effect		(185)	1,044	947	2,399
(Gains) / losses transferred to income statement		36	218	1,028	823
Tax effect		(16)	(98)	(462)	(370)
Hedge		**171**	**(673)**	**(53)**	**624**
Cash flow hedge	**7**	**225**	**(115)**	**(53)**	**510**
Change in fair value		404	(225)	(64)	954
Tax effect		(179)	110	11	(444)
Hedge of net investment in foreign operation	**7**	**(54)**	**(558)**	**-**	**114**
Change in fair value		(96)	(1,101)	32	148
Tax effect		42	543	(32)	(34)
Remeasurements of liabilities for post-employment benefits (1)		**(1)**	**-**	**(7)**	**4**
Remeasurements	26	(2)	-	(13)	4
Tax effect		1	-	6	-
Foreign exchange variation in foreign investments		**137**	**866**	**(2,655)**	**(291)**
Total other comprehensive income		**757**	**(587)**	**(4,850)**	**(1,661)**
Total comprehensive income		**9,018**	**5,808**	**18,114**	**19,693**
Comprehensive income attributable to the owners of the parent company		**8,849**	**5,489**	**17,349**	**18,503**
Comprehensive income attributable to non-controlling interests		**169**	**319**	**765**	**1,190**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

	Note	Attributed to owners of the parent company											
							Other comprehensive income						
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge [2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Total - 01/01/2021		**97,148**	**(907)**	**2,326**	**47,347**	**-**	**848**	**(1,531)**	**6,854**	**(9,092)**	**142,993**	**11,532**	**154,525**
Transactions with owners		**-**	**379**	**(18)**	**-**	**-**	**-**	**-**	**-**	**-**	**361**	**(1,309)**	**(948)**
Result of delivery of treasury shares	19, 20	-	379	193	-	-	-	-	-	-	572		572
Recognition of share-based payment plans		-	-	(211)	-	-	-	-	-	-	(211)	-	(211)
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	(1,309)	(1,309)
Partial spin-off	3	(6,419)	-	(187)	(3,457)	-	77	-	(23)	24	(9,985)	-	(9,985)
Dividends		-	-	-	-	(1,320)	-	-	-	-	(1,320)	(57)	(1,377)
Interest on capital		-	-	-	-	(3,622)	-	-	-	-	(3,622)	-	(3,622)
Reversal of Dividends or Interest on capital - declared after previous period		-	-	-	166	-	-	-	-	-	166	-	166
Dividends / Interest on capital - declared after previous period		-	-	-	-	-	-	-	-	-	-	-	-
Unclaimed dividends and Interest on capital		-	-	-	-	101	-	-	-	-	101	-	101
Other [3]		-	-	-	487	-	-	-	-	-	487	-	487
Total comprehensive income		**-**	**-**	**-**	**-**	**20,164**	**(2,075)**	**4**	**(268)**	**600**	**18,425**	**1,190**	**19,615**
Net income		-	-	-	-	20,164	-	-	-	-	20,164	1,190	21,354
Other comprehensive income for the period		-	-	-	-	-	(2,075)	4	(268)	600	(1,739)	-	(1,739)
Appropriations:													
Legal reserve		-	-	-	926	(926)	-	-	-	-	-	-	-
Statutory reserve		-	-	-	14,397	(14,397)	-	-	-	-	-	-	-
Total - 09/30/2021	**19**	**90,729**	**(528)**	**2,121**	**59,866**	**-**	**(1,150)**	**(1,527)**	**6,563**	**(8,468)**	**147,606**	**11,356**	**158,962**
Change in the period		**(6,419)**	**379**	**(205)**	**12,519**	**-**	**(1,998)**	**4**	**(291)**	**624**	**4,613**	**(176)**	**4,437**
Total - 01/01/2022		**90,729**	**(528)**	**2,250**	**66,161**	**-**	**(2,400)**	**(1,486)**	**6,531**	**(8,393)**	**152,864**	**11,612**	**164,476**
Transactions with owners		**-**	**457**	**22**	**-**	**-**	**-**	**-**	**-**	**-**	**479**	**(3,249)**	**(2,770)**
Result of delivery of treasury shares	19, 20	-	457	64	-	-	-	-	-	-	521	-	521
Recognition of share-based payment plans		-	-	(42)	-	-	-	-	-	-	(42)	-	(42)
(Increase) / Decrease to the owners of the parent company	2d I, 3	-	-	-	-	-	-	-	-	-	-	(3,249)	(3,249)
Dividends		-	-	-	-	-	-	-	-	-	-	(286)	(286)
Interest on capital		-	-	-	-	(6,313)	-	-	-	-	(6,313)	-	(6,313)
Unclaimed dividends and Interest on capital		-	-	-	-	116	-	-	-	-	116	-	116
Corporate reorganization	2d I, 3	-	-	-	65	-	-	-	-	-	65	-	65
Other [3]		-	-	-	383	-	-	-	-	-	383	-	383
Total comprehensive income		**-**	**-**	**-**	**-**	**22,131**	**(2,135)**	**(7)**	**(2,655)**	**(53)**	**17,281**	**765**	**18,046**
Net income		-	-	-	-	22,199	-	-	-	-	22,199	765	22,964
Other comprehensive income for the period		-	-	-	-	(68)	(2,135)	(7)	(2,655)	(53)	(4,918)	-	(4,918)
Appropriations:													
Legal reserve		-	-	-	1,130	(1,130)	-	-	-	-	-	-	-
Statutory reserve		-	-	-	14,804	(14,804)	-	-	-	-	-	-	-
Total - 09/30/2022	**19**	**90,729**	**(71)**	**2,272**	**82,543**	**-**	**(4,535)**	**(1,493)**	**3,876**	**(8,446)**	**164,875**	**8,842**	**173,717**
Change in the period		**-**	**457**	**22**	**16,382**	**-**	**(2,135)**	**(7)**	**(2,655)**	**(53)**	**12,011**	**(2,770)**	**9,241**

1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.

2) Includes cash flow hedge and hedge of net investment in foreign operation.

3) Includes Argentina´s hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2022	01/01 to 09/30/2021
Adjusted net income		**80,457**	**48,458**
Net income		22,964	21,354
Adjustments to net income:		**57,493**	**27,104**
Share-based payment		26	(149)
Effects of changes in exchange rates on cash and cash equivalents		34,063	(2,464)
Expected loss from financial assets and claims		21,373	8,210
Income from interest and foreign exchange variation from operations with subordinated debt		914	16,210
Provision for insurance and private pension		8,495	7,605
Depreciation and amortization		3,599	2,848
Expense from update / charges on the provision for civil, labor, tax and legal obligations		985	359
Provision for civil, labor, tax and legal obligations		2,361	3,052
Revenue from update / charges on deposits in guarantee		(782)	(245)
Deferred taxes (excluding hedge tax effects)	24b	855	5,934
Income from share in the net income of associates and joint ventures and other investments		(438)	(995)
Income from financial assets - at fair value through other comprehensive income		1,028	823
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(11,184)	(10,131)
Income from interest and foreign exchange variation of financial assets at amortized cost		(5,357)	(4,149)
(Gain) / loss on sale of investments and fixed assets		2	(573)
Other	23	1,553	769
Change in assets and liabilities		**43,433**	**(21,093)**
(Increase) / decrease in assets			
Interbank deposits		20,862	5,388
Securities purchased under agreements to resell		(73,970)	43,095
Compulsory deposits with the Central Bank of Brazil		(13,096)	(9,282)
Loan operations		(76,011)	(72,583)
Derivatives (assets / liabilities)		(429)	(10,275)
Financial assets designated at fair value through profit or loss		(1,915)	2,386
Other financial assets		(6,869)	5,269
Other tax assets		975	1,484
Other assets		(6,501)	2,496
(Decrease) / increase in liabilities			
Deposits		(6,398)	9,724
Deposits received under securities repurchase agreements		53,782	(6,698)
Funds from interbank markets		113,808	9,595
Funds from institutional markets		5,512	(3,120)
Other financial liabilities		18,070	2,673
Financial liabilities at fair value throught profit or loss		(48)	(28)
Provision for insurance and private pension		4,361	(13,454)
Provisions		1,570	2,932
Tax liabilities		1,263	252
Other liabilities		13,001	14,117
Payment of income tax and social contribution		(4,534)	(5,064)
Net cash from / (used in) operating activities		**123,890**	**27,365**
Dividends / Interest on capital received from investments in associates and joint ventures		245	466
Cash upon sale of investments in associates and joint ventures		-	618
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc		-	(10)
Cash upon sale of fixed assets		63	150
Mutual rescission of intangible assets agreements		2	68
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		13,774	(377)
(Purchase) / redemptions of financial assets at amortized cost		(54,152)	(12,040)
(Purchase) of investments in associates and joint ventures		(546)	(15)
(Purchase) of fixed assets		(1,390)	(940)
(Purchase) of intangible assets	14	(4,295)	(6,178)
Net cash from / (used in) investment activities		**(46,299)**	**(18,258)**
Subordinated debt obligations raisings		1,004	8,229
Subordinated debt obligations redemptions		(19,508)	(20,359)
Change in non-controlling interests stockholders		(3,249)	(1,294)
Result of delivery of treasury shares		453	510
Dividends and interest on capital paid to non-controlling interests		(286)	(72)
Dividends and interest on capital paid		(6,260)	(5,825)
Net cash from / (used in) financing activities		**(27,846)**	**(18,811)**
Net increase / (decrease) in cash and cash equivalents	**2d III**	**49,745**	**(9,704)**
Cash and cash equivalents at the beginning of the period		103,887	105,823
Effects of changes in exchange rates on cash and cash equivalents		(34,063)	2,464
Cash and cash equivalents at the end of the period		**119,569**	**98,583**
Cash		35,402	42,222
Interbank deposits		8,981	6,816
Securities purchased under agreements to resell - Collateral held		75,186	49,545
Additional information on cash flow (Mainly operating activities)			
Interest received		165,121	89,290
Interest paid		73,724	51,588
Non-cash transactions			
Spin-off of XP Inc. investment		-	9,975
Dividends and interest on capital declared and not yet paid		2,100	1,531

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A.

Consolidated Statement of Added Value

(In millions of reais)

	01/01 to 09/30/2022	01/01 to 09/30/2021
Income	**184,140**	**130,356**
Interest and similar	161,710	100,778
Commissions and Banking fees	34,686	30,927
Income from insurance and private pension operations before claim	4,304	3,186
Expected loss with Other financial assets	(20,235)	(6,940)
Other	3,675	2,405
Expenses	**(103,768)**	**(51,531)**
Interest and similar	(95,072)	(44,470)
Other	(8,696)	(7,061)
Inputs purchased from third parties	**(15,199)**	**(14,724)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(5,730)	(5,321)
Other	**(9,469)**	**(9,403)**
Data processing and telecommunications	(3,025)	(2,903)
Advertising, promotions and publication	(1,339)	(873)
Installations and Materials	(1,061)	(1,040)
Other	(4,044)	(4,587)
Gross added value	**65,173**	**64,101**
Depreciation and amortization	**(4,278)**	**(3,776)**
Net added value produced by the company	**60,895**	**60,325**
Added value received through transfer - Results of equity method	**438**	**995**
Total added value to be distributed	**61,333**	**61,320**
Distribution of added value	**61,333**	**61,320**
Personnel	**20,669**	**18,988**
Direct compensation	16,165	14,841
Benefits	3,758	3,401
FGTS – government severance pay fund	746	746
Taxes, fees and contributions	**17,153**	**20,490**
Federal	15,874	19,280
Municipal	1,279	1,210
Return on third parties' capital - Rent	**547**	**488**
Other	547	488
Return on capital	**22,964**	**21,354**
Dividends and interest on capital	6,313	4,942
Retained earnings attributable to controlling shareholders	15,886	15,222
Retained earnings attributable to non-controlling shareholders	765	1,190

The accompanying notes are an integral part of these financial statements.

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These consolidated financial statements were approved by the Board of Directors on November 10, 2022.

Note 2 - Significant accounting policies

a) Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements.

In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The presentation of the Statement of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The presentation of the Statement of Cash Flow comparison was reviewed to equalize the current disclosure criterion.

The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration.

b) New accounting standards changes and interpretations of existing standards

I - Accounting standards applicable for period ended September 30, 2022

There were no new accounting standards for the current period.

II - Accounting standards recently issued and applicable in future periods

- IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation:

  - General Model: applicable to all contracts without direct participation features.

  - Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model.

  - Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items.

  Insurance contracts must be recognized based on an analysis of four components:

  - Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows.

  - Risk Adjustment: estimate of offset required for differences that may occur between cash flows.

  - Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract.

  - Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows.

  This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force.

- Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective.

- Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

- Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective.

c) Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impacton the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic	Notes
Consolidation	2c I and 3
Fair value of financial instruments	2c II and 28
Effective interest rate	2c III, 5, 8, 9 and 10
Change to financial assets	2c IV, 5, 8, 9 and 10
Transfer and write-off of financial assets	2c V, 5, 8, 9 and 10
Expected credit loss	2c VI, 8, 9, 10 and 32
Goodwill impairment	2c VII and 14
Deferred income tax and social contribution	2c VIII and 24
Defined benefit pension plan	2c IX and 26
Provisions, contingencies and legal obligations	2c X and 29
Technical provisions for insurance and private pension	2c XI and 27

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING's involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments not traded in active markets, including derivatives

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.

III - Effective interest rate

For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset.

IV - Modification of financial assets

The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and change to the currency in which the transaction is denominated.

V - Transfer and write-off of financial assets

When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income.

Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off.

VI - Expected credit loss

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client's credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions are:

- **Term to maturity**: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument's credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options.

- **Prospective information:** IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales.

- **Macroeconomic scenarios:** This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected.

- **Probability-weighted loss scenarios:** ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables.

- **Determining criteria for significant increase or decrease in credit risk**: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using absolute and relative triggers (indicators). The migration of the financial asset to an earlier stage occurs with a significant reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months.

  ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors.

VII - Goodwill impairment

The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.

To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.

VIII - Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies.

IX - Defined benefit pension plans

The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.

The main assumptions for Pension plan obligations are partly based on current market conditions.

X - Provisions, contingencies and legal obligations

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts.

XI - Technical provisions for insurance and private pension

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

d) Summary of main accounting practices

I - Consolidation

I.I - Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 - Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional Currency [1,2]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2022	12/31/2021	09/30/2022	12/31/2021
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A. [3]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	65.27%	49.30%	65.27%	49.30%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	Chilean peso	Chile	Financial institution	65.62%	56.60%	65.62%	56.60%

1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch and Itaú Unibanco S.A. Miami Branch, which uses the US dollar.
2) On January 1, 2022, the functional currency of the units Itaú Unibanco S.A. Miami Branch and Itaú BBA USA Securities Inc. was changed from reais into dollars due to the modification in the scope of activity and the main economic environment in which the units operate.
3) Company incorporated by Dibens Leasing S.A. - Arrendamento Mercantil at 03/31/2022.

I.II - Business combinations

In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business.

The acquisition method is used to account for business combinations, except for those classified as under common control.

Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income.

I.III - Goodwill

Goodwill is not amortized, but its recoverable value is assessed semiannually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

The breakdown of Goodwill and Intangible assets is described in Note 14.

I.IV - Capital Transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Foreign currency translation

II.I - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.II - Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedges of net investment in foreign operations, which are recognized in stockholders' equity.

III - Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

IV - Financial assets and liabilities

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability.

IV.I - Initial recognition and derecognition

Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value.

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date.

Financial assets are partially or fully derecognized when:

- the contractual rights to the cash flows of the financial asset expire, or
- ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition.

The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires.

Derecognition of financial assets

Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction.

If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received.

IV.II Classification and subsequent measurement of financial assets

Financial assets are classified in the following categories:

- Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.
- Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.
- Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria.

The classification and subsequent measurement of financial assets depend on:

- The business model under which they are managed.
- The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management's intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required.

SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss.

Amortized cost

Amortized cost is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest method, minus repayments of principal and interest, and any provision for expected credit loss.

Fair value

Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date.

ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process.

Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28.

The adjustment to fair value of financial assets and liabilities is recognized:

- In stockholders' equity for financial assets and liabilities measured at fair value through other comprehensive income.

- In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities.

Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING 's right to receive such dividends is assured.

Equity instruments

An equity instrument is any contract that evidences a residual interest in an entity's assets, after the deduction of all its liabilities, such as Shares and Units.

ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING's right to receive them is assured.

Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income.

Expected credit loss

ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts:

- **Financial assets:** loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.

- **Loan commitments:** expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive.

- **Financial guarantees:** the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover.

ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk.

- Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated.

- Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly.

- Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount.

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset.

Macroeconomic scenarios

Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32.

Modification of contractual cash flows

When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset.

If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk.

ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor's financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income.

The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32.

IV.III - Classification and subsequent measurement of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

- **Financial liabilities at fair value through profit or loss:** this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce "accounting mismatches". ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies.

- **Loan commitments and financial guarantees:** see details in Note 2d IV.VIII.

Modification of financial liabilities

A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized.

A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities.

IV.IV - Securities purchased under agreements to resell

ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.

The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold.

IV.V - Derivatives

All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss.

When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if:

- Their characteristics and economic risks are not closely related to those of the main component.
- The separate instrument meets the definition of a derivative.
- The underlying instrument is not booked at fair value through profit or loss.

These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities.

ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides.

According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item.

At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated.

IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7.

Fair value hedge

The following practices are adopted for these operations:

- The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income.

- The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income.

When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are:

- The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge.

- The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income.

Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability.

When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

Hedge of net investments in foreign operations

The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

- The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income.

- The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold.

IV.VI - Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

IV.VII - Premium bonds plans

In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9.

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

IV.VIII - Loan commitments and financial guarantees

ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Statement of Income under the heading Commissions and Banking Fees.

After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss.

V - Investments in associates and joint ventures

V.I - Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

V.II - Joint ventures

ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.

ITAÚ UNIBANCO HOLDING's share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders' equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING's share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING.

If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

VI - Lease operations (Lessee)

ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a counterparty to the right-of-use assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses.

The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income.

VII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses.

VIII - Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition.

The breakdown of Goodwill and Intangible assets is described in Note 14.

IX - Assets held for sale

Assets held for sale are recognized in the balance sheet under the heading Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

X - Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

The current component is approximately the total of taxes to be paid or recovered during the reporting period.

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2d XIV.

XI - Insurance contracts and private pensions

Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil ("BRGAAP").

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Note 27 provides a detailed description of all products classified as insurance contracts.

Private pension plans

Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract.

If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.

Insurance Contract Liabilities

Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 27.

XII - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees.

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates.

Pension plans - Defined benefit plans

The liability or asset, as the case may be, recognized in the Balance Sheet with respect to a defined benefit plan, corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method.

Pension plans - Defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counterparty to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders' equity, under Other comprehensive income, in the period when they occur.

Other post-employment obligations

Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders' equity, under Other comprehensive income, in the period in which they occur.

XIII - Share-based payments

Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right.

The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time).

XIV - Provisions, contingent assets and contingent liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

These contingencies are evaluated based on Management's best estimates, and are classified as:

- **Probable:** in which liabilities are recognized in the balance sheet under Provisions.
- **Possible:** which are disclosed in the Financial Statements, but no provision is recorded.
- **Remote:** which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

XV - Capital

Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders' equity. The additional costs directly attributable to the issue of new shares are included in Stockholders' equity as a deduction from the proceeds, net of taxes.

XVI - Treasury shares

Common and preferred shares repurchased are recorded in Stockholders' equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date.

XVII - Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements.

Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS.

Dividends and interest on capital are presented in Note 19.

XVIII - Earnings per share

ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 25.

XIX - Segment information

Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking, (ii) Wholesale Banking and (iii) Market + Corporation.

Segment information is presented in Note 30.

XX - Commissions and Banking Fees

Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines.

- **Current account services:** substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Economic, Financial and Brokerage Advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

- **Funds management:** refers to fees charged for the management and performance of investment funds and consortia administration.

- **Credit operations and financial guarantees provided:** refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided.

- **Collection services:** refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

Note 3 - Business development

Itaú CorpBanca Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.'s capital for the amount of R$ 2,219.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC's capital, for the amount of R$ 8,015, and these shares were designated at Fair Value through Other Comprehensive Income.

On June 7 and 9, 2022, shares were sold equivalent to 1.40% of XP INC's capital, for the amount of R$ 867 and their fair value of R$ 901.

Itaú CorpBanca

ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

At the Extraordinary Stockholders' Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA.

On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CORPBANCA within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders' agreement of ITAÚ CORPBANCA was fully terminated.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	09/30/2022			12/31/2021		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell [1]	**271,966**	**79**	**272,045**	**168,937**	**774**	**169,711**
Collateral held	85,732	79	85,811	54,187	774	54,961
Collateral repledge	**173,050**	**-**	**173,050**	**103,968**	**-**	**103,968**
Assets received as collateral with right to sell or repledge	16,404	-	16,404	22,139	-	22,139
Assets received as collateral without right to sell or repledge	156,646	-	156,646	81,829	-	81,829
Collateral sold	13,184	-	13,184	10,782	-	10,782
Interbank deposits	40,900	4,600	45,500	64,049	5,885	69,934
Total [2]	**312,866**	**4,679**	**317,545**	**232,986**	**6,659**	**239,645**

1) The amounts of R$ 8,178 (R$ 9,266 at 12/31/2021) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 186,234 (R$ 114,750 at 12/31/2021) are pledged in guarantee of repurchase commitment transactions.
2) Includes losses in the amounts of R$ (8) (R$ (15) at 12/31/2021).

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities

	09/30/2022			12/31/2021		
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	**30,577**	**(705)**	**29,872**	**20,130**	**9**	**20,139**
Brazilian government securities [(1)]	**217,350**	**(614)**	**216,736**	**223,529**	**(1,774)**	**221,755**
Government securities – abroad [(1)]	**7,368**	**(50)**	**7,318**	**5,581**	**(20)**	**5,561**
Argentina	2,630	(10)	2,620	901	29	930
Chile	1,379	(4)	1,375	839	(2)	837
Colombia	1,140	(27)	1,113	1,071	(12)	1,059
United States	2,011	(3)	2,008	2,706	(35)	2,671
Mexico	15	(3)	12	19	-	19
Paraguay	56	(1)	55	10	-	10
Peru	7	(1)	6	8	-	8
Switzerland	11	-	11	-	-	-
Uruguay	119	(1)	118	27	-	27
Corporate securities [(1)]	**114,423**	**(3,587)**	**110,836**	**116,346**	**(1,878)**	**114,468**
Shares	14,965	(1,270)	13,695	20,293	(936)	19,357
Rural product note	2,938	32	2,970	6,752	100	6,852
Bank deposit certificates	441	-	441	150	-	150
Real estate receivables certificates	1,622	(85)	1,537	1,075	(63)	1,012
Debentures	67,081	(2,101)	64,980	66,730	(942)	65,788
Eurobonds and other	4,142	(204)	3,938	5,293	(40)	5,253
Financial bills	18,013	(26)	17,987	10,128	(17)	10,111
Promissory and commercial notes	3,171	12	3,183	4,655	29	4,684
Other	2,050	55	2,105	1,270	(9)	1,261
Total	**369,718**	**(4,956)**	**364,762**	**365,586**	**(3,663)**	**361,923**

1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) Brazilian government securities R$ 26,519 (R$ 50,116 at 12/31/2021), b) Government securities - abroad R$ 1,346 (R$ 171 at 12/31/2021) and c) Corporate securities R$ 13,838 (R$ 15,984 at 12/31/2021), totaling R$ 41,703 (R$ 66,271 at 12/31/2021).

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	09/30/2022		12/31/2021	
	Cost	Fair value	Cost	Fair value
Current	**114,652**	**112,502**	**78,151**	**77,057**
Non-stated maturity	36,078	34,103	33,781	32,853
Up to one year	78,574	78,399	44,370	44,204
Non-current	**255,066**	**252,260**	**287,435**	**284,866**
From one to five years	182,589	181,948	212,424	211,325
From five to ten years	50,497	49,522	51,434	50,688
After ten years	21,980	20,790	23,577	22,853
Total	**369,718**	**364,762**	**365,586**	**361,923**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 210,210 (R$ 197,648 at 12/31/2021) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities

	09/30/2022		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	2,067	53	2,120
Total	**2,067**	**53**	**2,120**

	12/31/2021		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,075	(31)	3,044
Total	**3,075**	**(31)**	**3,044**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	09/30/2022		12/31/2021	
	Cost	Fair Value	Cost	Fair Value
Current	**2,001**	**2,057**	**1,474**	**1,458**
Up to one year	2,001	2,057	1,474	1,458
Non-current	**66**	**63**	**1,601**	**1,586**
From one to five years	66	63	1,601	1,586
Total	**2,067**	**2,120**	**3,075**	**3,044**

Note 6 - Derivatives

ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards - Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 15,769 (R$ 11,011 at 12/31/2021) and was basically comprised of government securities.

Further information on parameters used to management risks, may be found in Note 32 – Risk and Capital Management.

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	09/30/2022							
	Fair value [1]	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	50,326	64.4%	506	1,123	5,940	3,677	7,842	31,238
Option agreements	10,714	13.8%	1,888	5,174	1,408	655	823	766
Forwards	6,133	7.8%	5,565	404	130	27	2	5
Credit derivatives	456	0.6%	-	2	6	3	10	435
NDF - Non Deliverable Forward	9,692	12.4%	2,841	1,471	2,457	1,411	974	538
Other Derivative Financial Instruments	820	1.0%	400	27	24	27	41	301
Total	**78,141**	**100.0%**	**11,200**	**8,201**	**9,965**	**5,800**	**9,692**	**33,283**
% per maturity date			14.3%	10.5%	12.8%	7.4%	12.4%	42.6%

	09/30/2022							
	Fair value [1]	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(43,120)	60.0%	(326)	(897)	(4,180)	(2,590)	(7,381)	(27,746)
Option agreements	(12,826)	17.8%	(3,879)	(5,546)	(862)	(711)	(981)	(847)
Forwards	(5,043)	7.0%	(5,043)	-	-	-	-	-
Credit derivatives	(812)	1.1%	-	(4)	(2)	(3)	(14)	(789)
NDF - Non Deliverable Forward	(9,649)	13.4%	(2,681)	(1,944)	(2,107)	(1,372)	(1,018)	(527)
Other Derivative Financial Instruments	(474)	0.7%	(40)	(16)	(44)	(70)	(2)	(302)
Total	**(71,924)**	**100.0%**	**(11,969)**	**(8,407)**	**(7,195)**	**(4,746)**	**(9,396)**	**(30,211)**
% per maturity date			16.6%	11.7%	10.0%	6.6%	13.1%	42.0%

1) Comprises R$ (307) pegged to Libor.

	12/31/2021							
	Fair value [1]	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets								
Swaps – adjustment receivable	38,014	55.0%	1,820	370	837	2,596	7,341	25,050
Option agreements	21,252	30.8%	10,599	3,515	3,788	1,913	683	754
Forwards	3,111	4.5%	1,595	1,167	290	56	3	-
Credit derivatives	242	0.4%	-	-	7	8	22	205
NDF - Non Deliverable Forward	5,943	8.6%	1,193	1,207	1,109	1,053	752	629
Other Derivative Financial Instruments	483	0.7%	285	2	-	6	25	165
Total	**69,045**	**100.0%**	**15,492**	**6,261**	**6,031**	**5,632**	**8,826**	**26,803**
% per maturity date			22.4%	9.1%	8.7%	8.2%	12.8%	38.8%

	12/31/2021							
	Fair value [1]	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities								
Swaps – adjustment payable	(34,646)	54.9%	(1,562)	(638)	(1,057)	(2,275)	(6,944)	(22,170)
Option agreements	(22,547)	35.7%	(4,086)	(5,170)	(7,479)	(4,247)	(786)	(779)
Forwards	(762)	1.2%	(762)	-	-	-	-	-
Credit derivatives	(198)	0.3%	-	-	(1)	(1)	(8)	(188)
NDF - Non Deliverable Forward	(4,896)	7.7%	(739)	(1,256)	(565)	(1,097)	(822)	(417)
Other Derivative Financial Instruments	(155)	0.2%	(4)	(2)	(6)	(5)	(36)	(102)
Total	**(63,204)**	**100.0%**	**(7,153)**	**(7,066)**	**(9,108)**	**(7,625)**	**(8,596)**	**(23,656)**
% per maturity date			11.3%	11.2%	14.4%	12.1%	13.6%	37.4%

1) Comprises R$ (1,102) pegged to Libor.

b) Derivatives by index and Risk Factor

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		09/30/2022		
Future contracts	**1,082,700**	**-**	**-**	**-**
Purchase commitments	**392,532**	**-**	**-**	**-**
Shares	5,065	-	-	-
Commodities	682	-	-	-
Interest	371,308	-	-	-
Foreign currency	15,477	-	-	-
Commitments to sell	**690,168**	**-**	**-**	**-**
Shares	9,424	-	-	-
Commodities	2,539	-	-	-
Interest	655,641	-	-	-
Foreign currency	22,564	-	-	-
Swap contracts		**1,852**	**5,354**	**7,206**
Asset position	**1,428,791**	**19,102**	**31,224**	**50,326**
Commodities	60	1	-	1
Interest	1,363,289	16,497	30,615	47,112
Foreign currency	65,442	2,604	609	3,213
Liability position	**1,428,791**	**(17,250)**	**(25,870)**	**(43,120)**
Shares	1,332	(135)	60	(75)
Commodities	178	-	-	-
Interest	1,340,085	(15,717)	(24,755)	(40,472)
Foreign currency	87,196	(1,398)	(1,175)	(2,573)
Option contracts	**595,180**	**(2,099)**	**(13)**	**(2,112)**
Purchase commitments – long position	**90,152**	**7,643**	**(3,229)**	**4,414**
Shares	47,270	6,540	(2,910)	3,630
Commodities	811	43	(2)	41
Interest	8,743	102	(33)	69
Foreign currency	33,328	958	(284)	674
Commitments to sell – long position	**207,126**	**3,897**	**2,403**	**6,300**
Shares	54,242	3,335	2,453	5,788
Commodities	306	10	3	13
Interest	135,554	71	27	98
Foreign currency	17,024	481	(80)	401
Purchase commitments – short position	**79,174**	**(7,701)**	**3,848**	**(3,853)**
Shares	45,965	(6,791)	3,656	(3,135)
Commodities	841	(26)	13	(13)
Interest	4,849	(114)	31	(83)
Foreign currency	27,519	(770)	148	(622)
Commitments to sell – short position	**218,728**	**(5,938)**	**(3,035)**	**(8,973)**
Shares	56,179	(4,952)	(3,074)	(8,026)
Commodities	512	(25)	(1)	(26)
Interest	138,946	(82)	(9)	(91)
Foreign currency	23,091	(879)	49	(830)
Forward operations	**18,380**	**1,161**	**(71)**	**1,090**
Purchases receivable	**2,341**	**2,958**	**(21)**	**2,937**
Shares	575	575	(26)	549
Commodities	6	6	(1)	5
Interest	1,760	2,377	6	2,383
Purchases payable obligations	**-**	**(1,760)**	**2**	**(1,758)**
Interest	-	(1,760)	2	(1,758)
Sales receivable	**7,239**	**3,196**	**-**	**3,196**
Shares	164	159	1	160
Interest	-	3,037	(1)	3,036
Foreign currency	7,075	-	-	-
Sales deliverable obligations	**8,800**	**(3,233)**	**(52)**	**(3,285)**
Interest	3,037	(3,233)	(52)	(3,285)
Foreign currency	5,763	-	-	-
Credit derivatives	**33,240**	**(236)**	**(120)**	**(356)**
Asset position	**13,733**	**399**	**57**	**456**
Shares	1,620	57	3	60
Interest	12,113	342	54	396
Liability position	**19,507**	**(635)**	**(177)**	**(812)**
Shares	3,464	(62)	(68)	(130)
Interest	16,043	(573)	(109)	(682)
NDF - Non Deliverable Forward	**351,973**	**(602)**	**645**	**43**
Asset position	**176,966**	**9,099**	**593**	**9,692**
Commodities	2,422	310	27	337
Foreign currency	174,544	8,789	566	9,355
Liability position	**175,007**	**(9,701)**	**52**	**(9,649)**
Commodities	1,718	(1,294)	74	(1,220)
Foreign currency	173,289	(8,407)	(22)	(8,429)
Other derivative financial instruments	**8,768**	**49**	**297**	**346**
Asset position	**7,668**	**292**	**528**	**820**
Shares	804	-	45	45
Commodities	633	10	4	14
Interest	6,231	282	76	358
Foreign currency	-	-	403	403
Liability position	**1,100**	**(243)**	**(231)**	**(474)**
Shares	194	-	(3)	(3)
Commodities	520	(6)	(5)	(11)
Interest	283	(225)	(215)	(440)
Foreign currency	103	(12)	(8)	(20)
	Asset	**46,586**	**31,555**	**78,141**
	Liability	**(46,461)**	**(25,463)**	**(71,924)**
	Total	**125**	**6,092**	**6,217**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount[1]	0 - 30	31 - 180	181 - 365	Over 365 days	09/30/2022
Future contracts	178,593	571,286	176,139	156,682	1,082,700
Swap contracts	25,175	412,688	143,504	847,424	1,428,791
Option contracts	163,703	369,554	30,752	31,171	595,180
Forwards (onshore)	10,811	6,951	610	8	18,380
Credit derivatives	-	8,614	1,556	23,070	33,240
NDF - Non Deliverable Forward	126,185	140,671	44,413	40,704	351,973
Other derivative financial instruments	34	1,806	1,133	5,795	8,768

1) Comprises R$ 264,608 pegged to Libor.

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2021			
Future contracts	**857,781**	**-**	**-**	**-**
Purchase commitments	**470,895**	**-**	**-**	**-**
Shares	14,627	-	-	-
Commodities	703	-	-	-
Interest	429,862	-	-	-
Foreign currency	25,703	-	-	-
Commitments to sell	**386,886**	**-**	**-**	**-**
Shares	14,181	-	-	-
Commodities	3,308	-	-	-
Interest	342,575	-	-	-
Foreign currency	26,822	-	-	-
Swap contracts		**(1,861)**	**5,229**	**3,368**
Asset position	**1,338,457**	**13,410**	**24,604**	**38,014**
Commodities	2	-	-	-
Interest	1,318,082	10,339	23,835	34,174
Foreign currency	20,373	3,071	769	3,840
Liability position	**1,338,457**	**(15,271)**	**(19,375)**	**(34,646)**
Shares	497	(37)	(3)	(40)
Commodities	130	-	(1)	(1)
Interest	1,309,778	(13,331)	(19,377)	(32,708)
Foreign currency	28,052	(1,903)	6	(1,897)
Option contracts	**1,621,736**	**154**	**(1,449)**	**(1,295)**
Purchase commitments – long position	**145,412**	**17,981**	**1,496**	**19,477**
Shares	11,929	521	1,140	1,661
Commodities	471	20	20	40
Interest	63,697	127	98	225
Foreign currency	69,315	17,313	238	17,551
Commitments to sell – long position	**668,380**	**2,433**	**(658)**	**1,775**
Shares	18,928	878	339	1,217
Commodities	306	9	(3)	6
Interest	582,086	154	(148)	6
Foreign currency	67,060	1,392	(846)	546
Purchase commitments – short position	**79,734**	**(17,595)**	**(2,781)**	**(20,376)**
Shares	14,045	(348)	(1,185)	(1,533)
Commodities	274	(8)	(1)	(9)
Interest	3,284	(68)	(48)	(116)
Foreign currency	62,131	(17,171)	(1,547)	(18,718)
Commitments to sell – short position	**728,210**	**(2,665)**	**494**	**(2,171)**
Shares	16,545	(648)	(368)	(1,016)
Commodities	266	(19)	11	(8)
Interest	642,475	(227)	211	(16)
Foreign currency	68,924	(1,771)	640	(1,131)
Forward operations	**26,129**	**2,362**	**(13)**	**2,349**
Purchases receivable	**1,016**	**1,186**	**(27)**	**1,159**
Shares	948	948	(27)	921
Interest	68	238	-	238
Purchases payable obligations	**-**	**(68)**	**-**	**(68)**
Interest	-	(68)	-	(68)
Sales receivable	**20,765**	**1,938**	**14**	**1,952**
Shares	1,258	1,244	(1)	1,243
Interest	-	694	-	694
Foreign currency	19,507	-	15	15
Sales deliverable obligations	**4,348**	**(694)**	**-**	**(694)**
Interest	694	(694)	-	(694)
Foreign currency	3,654	-	-	-
Credit derivatives	**21,556**	**(532)**	**576**	**44**
Asset position	**13,414**	**(271)**	**513**	**242**
Shares	1,784	(37)	101	64
Commodities	18	-	-	-
Interest	11,612	(234)	412	178
Liability position	**8,142**	**(261)**	**63**	**(198)**
Shares	1,865	(63)	17	(46)
Interest	6,277	(198)	46	(152)
NDF - Non Deliverable Forward	**278,531**	**239**	**808**	**1,047**
Asset position	**144,123**	**5,256**	**687**	**5,943**
Shares	5	-	-	-
Commodities	2,489	478	(1)	477
Foreign currency	141,629	4,778	688	5,466
Liability position	**134,408**	**(5,017)**	**121**	**(4,896)**
Commodities	1,104	(50)	3	(47)
Foreign currency	133,304	(4,967)	118	(4,849)
Other derivative financial instruments	**6,064**	**25**	**303**	**328**
Asset position	**5,132**	**164**	**319**	**483**
Shares	202	-	8	8
Interest	4,869	161	29	190
Foreign currency	61	3	282	285
Liability position	**932**	**(139)**	**(16)**	**(155)**
Shares	576	(9)	(12)	(21)
Interest	347	(130)	(3)	(133)
Foreign currency	9	-	(1)	(1)
Asset		**42,097**	**26,948**	**69,045**
Liability		**(41,710)**	**(21,494)**	**(63,204)**
Total		**387**	**5,454**	**5,841**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount [1]	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365 days**	**12/31/2021**
Future contracts	370,243	248,922	74,456	164,160	857,781
Swap contracts	131,681	155,022	121,040	930,714	1,338,457
Option contracts	1,230,470	268,254	45,731	77,281	1,621,736
Forwards	3,173	13,402	9,551	3	26,129
Credit derivatives	-	6,602	826	14,128	21,556
NDF - Non Deliverable Forward	77,962	113,359	48,091	39,119	278,531
Other derivative financial instruments	199	739	624	4,502	6,064

1) Comprises R$ 289,252 pegged to Libor.

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2022						
	Future contracts	**Swap contracts**	**Option contracts**	**Forwards**	**Credit derivatives**	**NDF - Non Deliverable Forward**	**Other derivative financial instruments**
Stock exchange	**1,082,256**	**926,922**	**499,639**	**13,578**	**15,153**	**77,222**	**-**
Over-the-counter market	**444**	**501,869**	**95,541**	**4,802**	**18,087**	**274,751**	**8,768**
Financial institutions	-	375,646	54,846	4,796	18,087	133,208	6,599
Companies	444	118,506	39,486	6	-	140,413	2,168
Individuals	-	7,717	1,209	-	-	1,130	1
Total	**1,082,700**	**1,428,791**	**595,180**	**18,380**	**33,240**	**351,973**	**8,768**

	12/31/2021						
	Future contracts	**Swap contracts**	**Option contracts**	**Forwards**	**Credit derivatives**	**NDF - Non Deliverable Forward**	**Other derivative financial instruments**
Stock exchange	**857,781**	**817,629**	**1,530,730**	**25,368**	**7,535**	**65,035**	**-**
Over-the-counter market	**-**	**520,828**	**91,006**	**761**	**14,021**	**213,496**	**6,064**
Financial institutions	-	413,651	57,540	761	14,021	76,415	4,861
Companies	-	103,758	32,415	-	-	136,270	1,200
Individuals	-	3,419	1,051	-	-	811	3
Total	**857,781**	**1,338,457**	**1,621,736**	**26,129**	**21,556**	**278,531**	**6,064**

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, managementand mitigation of its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

	09/30/2022				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	17,925	2,374	5,165	7,158	3,228
TRS	7,671	7,671	-	-	-
Total by instrument	**25,596**	**10,045**	**5,165**	**7,158**	**3,228**
By risk rating					
Investment grade	1,614	261	623	656	74
Below investment grade	23,982	9,784	4,542	6,502	3,154
Total by risk	**25,596**	**10,045**	**5,165**	**7,158**	**3,228**
By reference entity					
Brazilian government	20,423	8,487	3,238	5,652	3,046
Governments – abroad	212	124	21	67	-
Private entities	4,961	1,434	1,906	1,439	182
Total by entity	**25,596**	**10,045**	**5,165**	**7,158**	**3,228**

	12/31/2021				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	9,837	1,681	3,566	4,590	-
TRS	5,610	5,610	-	-	-
Total by instrument	**15,447**	**7,291**	**3,566**	**4,590**	**-**
By risk rating					
Investment grade	516	194	253	69	-
Below investment grade	14,931	7,097	3,313	4,521	-
Total by risk	**15,447**	**7,291**	**3,566**	**4,590**	**-**
By reference entity					
Brazilian government	11,882	6,144	1,792	3,946	-
Governments – abroad	196	33	102	61	-
Private entities	3,369	1,114	1,672	583	-
Total by entity	**15,447**	**7,291**	**3,566**	**4,590**	**-**

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identicalto those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

	09/30/2022		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(17,925)	7,644	(10,281)
TRS	(7,671)	-	(7,671)
Total	**(25,596)**	**7,644**	**(17,952)**

	12/31/2021		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(9,837)	6,109	(3,728)
TRS	(5,610)	-	(5,610)
Total	**(15,447)**	**6,109**	**(9,338)**

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2022					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	272,045	-	272,045	(3,875)	-	268,170
Derivative financial instruments	78,141	-	78,141	(29,858)	-	48,283

	12/31/2021					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	169,711	-	169,711	(3,649)	-	166,062
Derivative financial instruments	69,045	-	69,045	(14,517)	(217)	54,311

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	09/30/2022					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	306,630	-	306,630	(43,939)	-	262,691
Derivative financial instruments	71,924	-	71,924	(29,858)	(136)	41,930

	12/31/2021					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	252,848	-	252,848	(39,317)	-	213,531
Derivative financial instruments	63,204	-	63,204	(14,517)	-	48,687

1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 7 - Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

- Interest Rate: Risk of loss in transactions subject to interest rate variations.

- Currency: Risk of loss in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently Futures Contracts, Options, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty's credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

- Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts.

- Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts.

- Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts.

- Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts.

- Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts.

- Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

- Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF – Chilean unit of account / TPM – Monetary policy rate

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Strategies	Heading	09/30/2022					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	133,814	1,021	1,021	133,698	1,021
Hedge of assets transactions	Loans and lease operations and Securities	6,774	-	(398)	(398)	6,376	(398)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	45,918	-	(1,471)	(1,471)	44,435	(1,471)
Hedge of loan operations	Loans and lease operations	273	-	(8)	(8)	281	(8)
Hedge of funding	Deposits	-	4,939	127	127	5,066	127
Hedge of assets denominated in UF	Securities	12,448	-	(113)	(113)	12,561	(113)
Foreign exchange risk							
Hedge of highly probable forecast transactions		-	283	(22)	149	305	(22)
Hedge of funding	Deposits	-	375	(2)	(2)	373	(2)
Total		**65,413**	**139,411**	**(866)**	**(695)**	**203,095**	**(866)**

Strategies	Heading	12/31/2021					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	39,142	1,065	1,065	39,136	1,072
Hedge of assets transactions	Loans and lease operations and Securities	8,621	-	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	40,526	-	(1,686)	(1,686)	39,962	(1,698)
Hedge of loan operations	Loans and lease operations	131	-	-	-	131	1
Hedge of funding	Deposits	-	5,749	30	30	5,779	30
Hedge of assets denominated in UF	Securities	14,558	-	(127)	(127)	14,683	(127)
Foreign exchange risk							
Hedge of highly probable forecast transactions		3,508	-	185	740	3,508	185
Total		**67,344**	**44,891**	**(942)**	**(387)**	**111,412**	**(946)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 171 (R$ 555 at 12/31/2021).

Hedge Instruments	09/30/2022						
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffecti-veness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	184,509	71	69	(848)	(848)	-	-
Forward	14,411	178	1,009	(117)	(117)	-	-
Swaps	3,497	185	9	123	123	-	-
Foreign exchange risk							
Futures	300	47	2	(21)	(21)	-	378
Forward	5	-	1	(1)	(1)	-	-
Swaps	373	42	-	(2)	(2)	-	-
Total	**203,095**	**523**	**1,090**	**(866)**	**(866)**	**-**	**378**

Hedge Instruments	12/31/2021						
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffecti-veness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	87,311	58	24	(1,035)	(1,030)	(5)	(13)
Forward	16,830	118	593	(118)	(118)	-	-
Swaps	3,763	19	-	22	21	1	-
Foreign exchange risk							
Futures	3,480	252	-	185	185	-	-
Forward	28	-	-	-	-	-	-
Total	**111,412**	**447**	**617**	**(946)**	**(942)**	**(4)**	**(13)**

1) Amounts recorded under heading Derivatives.

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure inthe functional currency of the foreign operation against the functional currency of head office.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change infair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	09/30/2022					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	7,172	-	(14,708)	(14,708)	8,481	(14,899)
Total	**7,172**	**-**	**(14,708)**	**(14,708)**	**8,481**	**(14,899)**

Strategies	12/31/2021					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	11,325	-	(14,701)	(14,701)	15,924	(14,720)
Total	**11,325**	**-**	**(14,701)**	**(14,701)**	**15,924**	**(14,720)**

1) Hedge instruments consider the gross tax position.
2) Amounts recorded under heading Derivatives.

In the period, the amount of R$ 7,049 (R$ 11,752 at 12/31/2021) was reversed from the hedge relationship, which remaining balance in the Foreign currency conversion reserve (Stockholders' equity) is R$ (3,116) (R$ (5,265) at 12/31/2021), with no effect on the result as foreign investments were maintained.

Hedge instruments	09/30/2022						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	-	-	-	(5,759)	(5,718)	(41)	-
Future / NDF - Non Deliverable Forward	4,733	117	206	(1,285)	(1,152)	(133)	-
Future / Financial Assets	3,748	4,520	1,839	(7,855)	(7,838)	(17)	-
Total	**8,481**	**4,637**	**2,045**	**(14,899)**	**(14,708)**	**(191)**	**-**

Hedge instruments	12/31/2021						
	Notional amount	Book Value [1]		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Future	2,126	286	-	(3,252)	(3,241)	(11)	-
Future / NDF - Non Deliverable Forward	8,036	209	95	(3,534)	(3,529)	(5)	-
Future / Financial Assets	5,762	6,566	3,653	(7,934)	(7,931)	(3)	-
Total	**15,924**	**7,061**	**3,748**	**(14,720)**	**(14,701)**	**(19)**	**-**

1) Amounts recorded under heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	09/30/2022						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair Value		Variation in fair value reconized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	17,205	-	16,686	-	(519)	17,205	519
Hedge of funding	-	14,779	-	13,458	1,321	14,779	(1,317)
Hedge of securities	6,911	-	6,682	-	(229)	4,573	220
Total	**24,116**	**14,779**	**23,368**	**13,458**	**573**	**36,557**	**(578)**

Strategies	12/31/2021						
	Hedge Item					Hedge Instruments [2]	
	Book Value [1]		Fair Value		Variation in fair value reconized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of securities	3,162	-	3,128	-	(34)	2,885	29
Total	**12,052**	**11,051**	**12,045**	**10,661**	**383**	**22,826**	**(387)**

1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.
2) Comprises the amount of R$ 4,181 (R$ 6,422 at 12/31/2021), related to instruments exposed by the change in reference interest rates - IBORs.

At 12/31/2021, the amount of R$ 8,001 was reversed from the hedge relationship, which effective portion is R$ 125, with no effect on the result because it is a fair value hedge of securities at fair value through other comprehensive income.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	09/30/2022				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	36,334	1,202	1,354	(574)	(5)
Futures	223	1	-	(4)	-
Total	**36,557**	**1,203**	**1,354**	**(578)**	**(5)**

Hedge Instruments	12/31/2021				
	Notional amount	Book value [1]		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	22,826	2	551	(387)	(4)
Total	**22,826**	**2**	**551**	**(387)**	**(4)**

1) Amounts recorded under heading Derivatives.

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	09/30/2022			12/31/2021		
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	133,698	(69)	133,814	39,136	(24)	39,142
Hedge of highly probable forecast transactions	305	44	283	3,508	252	3,508
Hedge of net investment in foreign operations	8,481	2,592	7,172	15,924	3,313	11,325
Hedge of loan operations (Fair value)	17,205	826	17,205	8,890	(28)	8,890
Hedge of loan operations (Cash flow)	281	(8)	273	131	-	131
Hedge of funding (Fair value)	14,779	(1,027)	14,779	11,051	(388)	11,051
Hedge of funding (Cash flow)	5,439	396	5,314	5,779	137	5,749
Hedge of assets transactions	6,376	6	6,774	8,213	8	8,621
Hedge of asset-backed securities under repurchase agreements	44,435	65	45,918	39,962	50	40,526
Hedge of assets denominated in UF	12,561	(1,011)	12,448	14,683	(593)	14,558
Hedge of securities	4,573	50	6,911	2,885	29	3,162
Total		**1,864**			**2,756**	

The table below shows the breakdown by maturity of the hedging strategies:

	09/30/2022							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	95,962	25,458	8,048	-	3,877	353	-	133,698
Hedge of highly probable forecast transactions	305	-	-	-	-	-	-	305
Hedge of net investment in foreign operations [(1)]	8,481	-	-	-	-	-	-	8,481
Hedge of loan operations (Fair value)	3,834	3,270	1,214	2,388	2,740	3,759	-	17,205
Hedge of loan operations (Cash flow)	28	-	253	-	-	-	-	281
Hedge of funding (Fair value)	2,007	1,091	1,293	2,884	532	5,877	1,095	14,779
Hedge of funding (Cash flow)	5,072	135	-	-	-	232	-	5,439
Hedge of assets transactions	-	6,376	-	-	-	-	-	6,376
Hedge of asset-backed securities under repurchase agreements	16,187	9,513	18,071	35	629	-	-	44,435
Hedge of assets denominated in UF	11,256	1,305	-	-	-	-	-	12,561
Hedge of securities	522	749	1,195	406	318	663	720	4,573
Total	**143,654**	**47,897**	**30,074**	**5,713**	**8,096**	**10,884**	**1,815**	**248,133**

	12/31/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	1,284	9,453	14,221	7,313	5,332	1,533	-	39,136
Hedge of highly probable forecast transactions	3,508	-	-	-	-	-	-	3,508
Hedge of net investment in foreign operations [(1)]	13,888	-	-	-	-	-	-	13,888
Hedge of loan operations (Fair value)	3,377	1,522	797	838	809	1,547	-	8,890
Hedge of loan operations (Cash flow)	131	-	-	-	-	-	-	131
Hedge of funding (Fair value)	1,206	1,072	302	273	2,920	3,916	1,362	11,051
Hedge of funding (Cash flow)	2,147	3,632	-	-	-	-	-	5,779
Hedge of assets transactions	2,198	-	6,015	-	-	-	-	8,213
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	-	603	-	39,962
Hedge of assets denominated in UF	10,148	4,535	-	-	-	-	-	14,683
Hedge of securities	-	453	56	1,520	50	805	-	2,884
Total	**40,209**	**35,630**	**30,367**	**23,042**	**9,111**	**8,404**	**1,362**	**148,125**

1) Classified as current, since instruments are frequently renewed.

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value through Other Comprehensive Income - Securities assets are as follows:

	09/30/2022				12/31/2021			
	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities [1]	**58,306**	**(3,121)**	**-**	**55,185**	**71,298**	**(1,656)**	**-**	**69,642**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – abroad [1]	**32,287**	**(477)**	**(2)**	**31,808**	**30,507**	**(313)**	**-**	**30,194**
Argentina	1,141	(3)	-	1,138	409	(4)	-	405
Colombia	1,964	(196)	-	1,768	1,942	(95)	-	1,847
Chile	17,002	(243)	-	16,759	19,885	(151)	-	19,734
United States	7,120	(47)	-	7,073	4,520	(2)	-	4,518
Mexico	745	(5)	-	740	1,028	(6)	-	1,022
Paraguay	3,457	28	(2)	3,483	1,516	(57)	-	1,459
Uruguay	858	(11)	-	847	1,207	2	-	1,209
Corporate securities [1]	**15,715**	**(2,500)**	**(76)**	**13,139**	**6,714**	**(880)**	**(48)**	**5,786**
Shares	8,552	(2,342)	-	6,210	1,629	(886)	-	743
Rural product note	417	13	-	430	-	-	-	-
Bank deposit certificates	30	-	-	30	132	(1)	-	131
Debentures	1,044	13	(44)	1,013	392	3	(44)	351
Eurobonds and other	4,813	(207)	(28)	4,578	4,498	1	(1)	4,498
Financial bills	6	-	-	6	6	-	-	6
Other	853	23	(4)	872	57	3	(3)	57
Total	**106,344**	**(6,098)**	**(114)**	**100,132**	**108,555**	**(2,849)**	**(84)**	**105,622**

1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) Brazilian government securities R$ 38,668 (R$ 43,560 at 12/31/2021), b) Government securities - abroad R$ 3,447 (R$ 2,385 at 12/31/2021) and c) Corporate securities R$ 1,274 (778 at 12/31/2021), totaling R$ 43,389 (R$ 46,723 at 12/31/2021).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	09/30/2022		12/31/2021	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**41,671**	**39,247**	**27,398**	**26,428**
Non-stated maturity	8,552	6,210	1,629	743
Up to one year	33,119	33,037	25,769	25,685
Non-current	**64,673**	**60,885**	**81,157**	**79,194**
From one to five years	43,441	41,773	64,034	63,256
From five to ten years	15,405	14,267	12,017	11,557
After ten years	5,827	4,845	5,106	4,381
Total	**106,344**	**100,132**	**108,555**	**105,622**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	09/30/2022				12/31/2021			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current								
Non-stated maturity								
Shares	8,552	(2,342)	-	6,210	1,629	(886)	-	743
Total	**8,552**	**(2,342)**	**-**	**6,210**	**1,629**	**(886)**	**-**	**743**

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

In the period there was no receipt of dividends and there was reclassification of R$ (48.3) in Stockholders' equity, due to partial sale of XP INC shares (Note 3).

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 09/30/2022
Financial assets at fair value through other comprehensive income	**(84)**	**(14)**	**(16)**	**-**	**-**	**-**	**-**	**-**	**(114)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - abroad	**-**	**(1)**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(2)**
Corporate securities	**(48)**	**(13)**	**(15)**	**-**	**-**	**-**	**-**	**-**	**(76)**
Debentures	(44)	-	-	-	-	-	-	-	(44)
Eurobonds and other	(1)	(14)	(13)	-	-	-	-	-	(28)
Other	(3)	1	(2)	-	-	-	-	-	(4)

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2021
Financial assets at fair value through other comprehensive income	**(93)**	**3**	**(2)**	**8**	**-**	**-**	**-**	**-**	**(84)**
Brazilian government securities	**(36)**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(36)**
Other	(36)								(36)
Government securities - abroad	**(1)**	**1**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Corporate securities	**(56)**	**2**	**(2)**	**8**	**-**	**-**	**-**	**-**	**(48)**
Debentures	(44)	-	-	-	-	-	-	-	(44)
Eurobonds and other	(9)	2	(2)	8	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	09/30/2022			12/31/2021		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1)	**83,647**	**(32)**	**83,615**	**68,045**	**(37)**	**68,008**
Government securities – abroad (1)	**39,324**	**(12)**	**39,312**	**24,888**	**(7)**	**24,881**
Colombia	927	(1)	926	925	(1)	924
Chile	4,263	-	4,263	828	-	828
Korea	10,447	(2)	10,445	5,604	-	5,604
Spain	9,976	(2)	9,974	6,132	(1)	6,131
Mexico	13,670	(7)	13,663	11,377	(5)	11,372
Paraguay	17	-	17	-	-	-
Uruguay	24	-	24	22	-	22
Corporate securities (1)	**84,793**	**(1,841)**	**82,952**	**54,813**	**(1,904)**	**52,909**
Rural product note	19,524	(70)	19,454	5,906	(14)	5,892
Bank deposit certificates	64	-	64	110	(1)	109
Real estate receivables certificates	6,694	(4)	6,690	3,988	(1)	3,987
Debentures	45,859	(1,752)	44,107	39,403	(1,883)	37,520
Eurobonds and other	95	-	95	457	(2)	455
Financial bills	109	-	109	51	-	51
Promissory and commercial notes	11,593	(10)	11,583	4,219	(2)	4,217
Other	855	(5)	850	679	(1)	678
Total	**207,764**	**(1,885)**	**205,879**	**147,746**	**(1,948)**	**145,798**

1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) Brazilian government securities R$ 21,139 (R$ 12,570 at 12/31/2021); b) Government securities - abroad R$ 401 and c) Corporate securities R$ 12,268 (R$ 11,358 at 12/31/2021), totaling R$ 33,808 (R$ 23,928 at 12/31/2021).

On January 1, 2022, a new business model was created, classified as Amortized Cost, for capital management of companie located in Chile (Itaú CorpBanca), in which Foreign Government Securities in the amount of R$ 5,069, previously classified in the Fair Value business model through Other Comprehensive Income.

On 09/30/2022, the fair value of reclassified assets would be of R$ 4,263 and the adjustment to fair value that would have been recognized in Other Comprehensive Income would be of R$ (76).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	09/30/2022		12/31/2021	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**59,454**	**58,775**	**45,353**	**45,169**
Up to one year	59,454	58,775	45,353	45,169
Non-current	**148,310**	**147,104**	**102,393**	**100,629**
From one to five years	103,331	102,921	70,924	69,965
From five to ten years	38,647	37,851	26,404	25,600
After ten years	6,332	6,332	5,065	5,064
Total	**207,764**	**205,879**	**147,746**	**145,798**

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 09/30/2022
Financial assets at amortized cost	**(74)**	**(38)**	**(100)**	**33**	**3**	**-**	**-**	**-**	**(176)**
Brazilian government securities	**(37)**	**5**	**-**	**-**	**-**	**-**	**-**	**-**	**(32)**
Government securities - abroad	**(7)**	**4**	**(13)**	**4**	**-**	**-**	**-**	**-**	**(12)**
Colombia	(1)	-	-	-	-	-	-	-	(1)
Korea	-	(2)	-	-	-	-	-	-	(2)
Spain	(1)	(1)	-	-	-	-	-	-	(2)
Mexico	(5)	7	(13)	4	-	-	-	-	(7)
Corporate securities	**(30)**	**(47)**	**(87)**	**29**	**3**	**-**	**-**	**-**	**(132)**
Rural product note	(5)	(34)	(33)	5	3	-	-	-	(64)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Real estate receivables certificates	(1)	14	(19)	2	-	-	-	-	(4)
Debentures	(18)	(24)	(26)	15	-	-	-	-	(53)
Eurobond and other	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	(2)	(2)	(6)	-	-	-	-	-	(10)
Other	(1)	(2)	(3)	5	-	-	-	-	(1)

Stage 2	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 09/30/2022
Financial assets at amortized cost	**(38)**	**(98)**	**(1)**	**90**	**-**	**-**	**(3)**	**-**	**(50)**
Corporate securities	**(38)**	**(98)**	**(1)**	**90**	**-**	**-**	**(3)**	**-**	**(50)**
Rural product note	-	(2)	(1)	-	-	-	(3)	-	(6)
Debentures	(38)	(92)	-	90	-	-	-	-	(40)
Other	-	(4)	-	-	-	-	-	-	(4)

Stage 3	Expected loss 12/31/2021	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 09/30/2022
Financial assets at amortized cost	**(1,836)**	**(158)**	**(18)**	**353**	**-**	**-**	**-**	**-**	**(1,659)**
Corporate securities	**(1,836)**	**(158)**	**(18)**	**353**	**-**	**-**	**-**	**-**	**(1,659)**
Rural product note	(9)	6	(6)	9	-	-	-	-	-
Debentures	(1,827)	(164)	(12)	344	-	-	-	-	(1,659)

Stage 1	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(185)**	**188**	**(147)**	**70**	**-**	**-**	**-**	**-**	**(74)**
Brazilian government securities	**(44)**	**7**	**-**	**-**	**-**	**-**	**-**	**-**	**(37)**
Government securities - abroad	**(14)**	**37**	**(36)**	**6**	**-**	**-**	**-**	**-**	**(7)**
Chile	(1)	1	-	-	-	-	-	-	**-**
Colombia	-	4	(6)	1	-	-	-	-	**(1)**
Korea	(4)	7	(3)	-	-	-	-	-	**-**
Spain	(3)	6	(5)	1	-	-	-	-	**(1)**
Mexico	(6)	19	(22)	4	-	-	-	-	**(5)**
Corporate securities	**(127)**	**144**	**(111)**	**64**	**-**	**-**	**-**	**-**	**(30)**
Rural product note	(23)	39	(24)	3	-	-	-	-	(5)
Bank deposit certificate	-	1	(10)	8	-	-	-	-	(1)
Real estate receivables certificates	(8)	6	-	1	-	-	-	-	(1)
Debentures	(78)	74	(52)	38	-	-	-	-	(18)
Eurobond and other	(1)	8	(20)	11	-	-	-	-	(2)
Promissory notes	(10)	10	(5)	3	-	-	-	-	(2)
Other	(7)	6	-	-	-	-	-	-	(1)

Stage 2	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss 12/31/2021
Financial assets at amortized cost	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Corporate securities	**(53)**	**19**	**(20)**	**16**	**-**	**-**	**-**	**-**	**(38)**
Rural product note	(2)	2	-	-	-	-	-	-	-
Real estate receivables certificates	(4)	-	-	4	-	-	-	-	-
Debentures	(47)	17	(20)	12	-	-	-	-	(38)

Stage 3	Expected loss 12/31/2020	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss 12/31/2021
Financial assets at amortized cost	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Corporate securities	**(2,827)**	**610**	**(51)**	**432**	**-**	**-**	**-**	**-**	**(1,836)**
Rural product note	-	6	(15)	-	-	-	-	-	(9)
Debentures	(2,827)	604	(36)	432	-	-	-	-	(1,827)

Note 10 - Loan and lease operations

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	09/30/2022	12/31/2021
Individuals	**385,607**	**332,536**
Credit card	129,485	112,809
Personal loan	52,129	42,235
Payroll loans	72,478	63,416
Vehicles	31,743	29,621
Mortgage loans	99,772	84,455
Corporate	**142,480**	**135,034**
Micro / small and medium companies	**160,353**	**149,970**
Foreign loans - Latin America	**194,915**	**205,050**
Total loans and lease operations	**883,355**	**822,590**
Provision for Expected Loss (1)	(49,876)	(44,316)
Total loans and lease operations, net of Expected Credit Loss	**833,479**	**778,274**

1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (748) (R$ (767) at 12/31/2021) and Loan Commitments R$ (3,165) (R$ (4,433) at 12/31/2021).

By maturity	09/30/2022	12/31/2021
Overdue as from 1 day	28,074	20,960
Falling due up to 3 months	242,374	211,329
Falling due from 3 months to 12 months	218,722	205,119
Falling due after 1 year	394,185	385,182
Total loans and lease operations	**883,355**	**822,590**

By concentration	09/30/2022	12/31/2021
Largest debtor	6,177	6,414
10 largest debtors	34,367	33,694
20 largest debtors	51,230	49,541
50 largest debtors	84,264	79,403
100 largest debtors	117,239	111,116

The breakdown of the loans and lease operations portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2021	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2022
Individuals	270,371	(35,170)	(2,225)	9,962	-	-	59,773	302,711
Corporate	128,519	(445)	(3)	1,006	118	-	8,987	138,182
Micro / Small and medium companies	124,555	(14,105)	(1,271)	6,830	40	-	14,582	130,631
Foreign loans - Latin America	178,719	(5,777)	(814)	1,867	18	-	(511)	173,502
Total	**702,164**	**(55,497)**	**(4,313)**	**19,665**	**176**	**-**	**82,831**	**745,026**

Stage 2	Balance at 12/31/2021	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2022
Individuals	38,168	(9,962)	(9,458)	35,170	1,052	-	(3,683)	51,287
Corporate	1,600	(1,006)	(94)	445	18	-	(33)	930
Micro / Small and medium companies	16,749	(6,830)	(3,268)	14,105	825	-	(1,727)	19,854
Foreign loans - Latin America	13,389	(1,867)	(2,463)	5,777	413	-	(2,280)	12,969
Total	**69,906**	**(19,665)**	**(15,283)**	**55,497**	**2,308**	**-**	**(7,723)**	**85,040**

Stage 3	Balance at 12/31/2021	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2022
Individuals	23,997	-	(1,052)	2,225	9,458	(10,130)	7,111	31,609
Corporate	4,915	(118)	(18)	3	94	(608)	(900)	3,368
Micro / Small and medium companies	8,666	(40)	(825)	1,271	3,268	(2,731)	259	9,868
Foreign loans - Latin America	12,942	(18)	(413)	814	2,463	(1,778)	(5,566)	8,444
Total	**50,520**	**(176)**	**(2,308)**	**4,313**	**15,283**	**(15,247)**	**904**	**53,289**

Consolidated 3 Stages	Balance at 12/31/2021	Derecognition	Acquisition / (Settlement)	Closing balance 09/30/2022
Individuals	332,536	(10,130)	63,201	385,607
Corporate	135,034	(608)	8,054	142,480
Micro / Small and medium companies	149,970	(2,731)	13,114	160,353
Foreign loans - Latin America	205,050	(1,778)	(8,357)	194,915
Total (2)	**822,590**	**(15,247)**	**76,012**	**883,355**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2.
2) Comprises R$ 25,956 pegged to Libor.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	199,158	(30,578)	(1,663)	12,788	-	-	90,666	270,371
Corporate	123,665	(865)	(109)	1,338	43	-	4,447	128,519
Micro / Small and medium companies	96,784	(14,019)	(960)	9,630	146	-	32,974	124,555
Foreign loans - Latin America	167,601	(8,527)	(929)	5,794	468	-	14,312	178,719
Total	**587,208**	**(53,989)**	**(3,661)**	**29,550**	**657**	**-**	**142,399**	**702,164**

Stage 2	Balance at 12/31/2020	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	30,793	(12,788)	(7,207)	30,578	1,141	-	(4,349)	38,168
Corporate	2,793	(1,338)	(182)	865	20	-	(558)	1,600
Micro / Small and medium companies	15,965	(9,630)	(2,867)	14,019	742	-	(1,480)	16,749
Foreign loans - Latin America	16,692	(5,794)	(3,630)	8,527	959	-	(3,365)	13,389
Total	**66,243**	**(29,550)**	**(13,886)**	**53,989**	**2,862**	**-**	**(9,752)**	**69,906**

Stage 3	Balance at 12/31/2020	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	25,532	-	(1,141)	1,663	7,207	(10,309)	1,045	23,997
Corporate	8,063	(43)	(20)	109	182	(310)	(3,066)	4,915
Micro / Small and medium companies	9,206	(146)	(742)	960	2,867	(2,354)	(1,125)	8,666
Foreign loans - Latin America	17,852	(468)	(959)	929	3,630	(5,034)	(3,008)	12,942
Total	**60,653**	**(657)**	**(2,862)**	**3,661**	**13,886**	**(18,007)**	**(6,154)**	**50,520**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2021
Individuals	255,483	(10,309)	87,362	332,536
Corporate	134,521	(310)	823	135,034
Micro / Small and medium companies	121,955	(2,354)	30,369	149,970
Foreign loans - Latin America	202,145	(5,034)	7,939	205,050
Total (2)	**714,104**	**(18,007)**	**126,493**	**822,590**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises R$ 29,875 pegged to Libor.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,654 (R$ 10,330 at 12/31/2021) before the modification, which gave rise to an effect on profit or loss of R$ 11 (R$ 4 from 01/01 to 09/30/2021). At 09/30/2022, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 164 (R$ 1,330 at 12/31/2021).

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2021	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 09/30/2022
Individuals	(6,851)	1,358	196	(494)	-	-	93	(5,698)
Corporate	(413)	4	-	(123)	(2)	-	(93)	(627)
Micro / Small and medium companies	(1,812)	616	87	(404)	(13)	-	3	(1,523)
Foreign loans - Latin America	(2,373)	128	14	(73)	(5)	-	(59)	(2,368)
Total	**(11,449)**	**2,106**	**297**	**(1,094)**	**(20)**	**-**	**(56)**	**(10,216)**

Stage 2	Balance at 12/31/2021	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 09/30/2022
Individuals	(4,501)	494	3,410	(1,358)	(85)	-	(3,583)	(5,623)
Corporate	(865)	123	22	(4)	(9)	-	(403)	(1,136)
Micro / Small and medium companies	(1,556)	404	806	(616)	(133)	-	(1,217)	(2,312)
Foreign loans - Latin America	(1,353)	73	405	(128)	(93)	-	(361)	(1,457)
Total	**(8,275)**	**1,094**	**4,643**	**(2,106)**	**(320)**	**-**	**(5,564)**	**(10,528)**

Stage 3	Balance at 12/31/2021	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 09/30/2022
Individuals	(12,868)	-	85	(196)	(3,410)	10,130	(11,176)	(17,435)
Corporate	(3,529)	2	9	-	(22)	608	214	(2,718)
Micro / Small and medium companies	(4,023)	13	133	(87)	(806)	2,731	(3,838)	(5,877)
Foreign loans - Latin America	(4,172)	5	93	(14)	(405)	1,778	(387)	(3,102)
Total	**(24,592)**	**20**	**320**	**(297)**	**(4,643)**	**15,247**	**(15,187)**	**(29,132)**

Consolidated 3 Stages	Balance at 12/31/2021	Derecognition	(Increase) / Reversal	Closing balance 09/30/2022 (2)
Individuals	(24,220)	10,130	(14,666)	(28,756)
Corporate	(4,807)	608	(282)	(4,481)
Micro / Small and medium companies	(7,391)	2,731	(5,052)	(9,712)
Foreign loans - Latin America	(7,898)	1,778	(807)	(6,927)
Total	**(44,316)**	**15,247**	**(20,807)**	**(49,876)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (748) (R$ (767) at 12/31/2021) and Loan Commitments R$ (3,165) (R$ (4,433) at 12/31/2021).

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2020	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(5,403)	1,435	203	(579)	-	-	(2,507)	(6,851)
Corporate	(740)	36	8	(132)	(2)	-	417	(413)
Micro / Small and medium companies	(1,273)	592	64	(464)	(51)	-	(680)	(1,812)
Foreign loans - Latin America	(2,389)	226	12	(179)	(46)	-	3	(2,373)
Total	**(9,805)**	**2,289**	**287**	**(1,354)**	**(99)**	**-**	**(2,767)**	**(11,449)**

Stage 2	Balance at 12/31/2020	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(3,255)	579	2,639	(1,435)	(79)	-	(2,950)	(4,501)
Corporate	(1,261)	132	32	(36)	(6)	-	274	(865)
Micro / Small and medium companies	(1,337)	464	685	(592)	(112)	-	(664)	(1,556)
Foreign loans - Latin America	(2,029)	179	867	(226)	(284)	-	140	(1,353)
Total	**(7,882)**	**1,354**	**4,223**	**(2,289)**	**(481)**	**-**	**(3,200)**	**(8,275)**

Stage 3	Balance at 12/31/2020	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021
Individuals	(12,472)	-	79	(203)	(2,639)	10,309	(7,942)	(12,868)
Corporate	(5,952)	2	6	(8)	(32)	310	2,145	(3,529)
Micro / Small and medium companies	(3,759)	51	112	(64)	(685)	2,354	(2,032)	(4,023)
Foreign loans - Latin America	(8,452)	46	284	(12)	(867)	5,034	(205)	(4,172)
Total	**(30,635)**	**99**	**481**	**(287)**	**(4,223)**	**18,007**	**(8,034)**	**(24,592)**

Consolidated 3 Stages	Balance at 12/31/2020	Derecognition	(Increase) / Reversal	Closing balance 12/31/2021 (2)
Individuals	(21,130)	10,309	(13,399)	(24,220)
Corporate	(7,953)	310	2,836	(4,807)
Micro / Small and medium companies	(6,369)	2,354	(3,376)	(7,391)
Foreign loans - Latin America	(12,870)	5,034	(62)	(7,898)
Total	**(48,322)**	**18,007**	**(14,001)**	**(44,316)**

1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
2) Comprises Expected Credit Loss for Financial Guarantees R$ (767) (R$ (907) at 12/31/2020) and Loan Commitments R$ (4,433) (R$ (3,485) at 12/31/2020).

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	09/30/2022			12/31/2021		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,095**	**(553)**	**1,542**	**2,365**	**(351)**	**2,014**
Up to 1 year	2,095	(553)	1,542	2,365	(351)	2,014
Non-current	**8,900**	**(2,831)**	**6,069**	**9,342**	**(2,743)**	**6,599**
From 1 to 2 years	1,762	(542)	1,220	1,727	(456)	1,271
From 2 to 3 years	1,359	(416)	943	1,394	(369)	1,025
From 3 to 4 years	979	(319)	660	1,042	(296)	746
From 4 to 5 years	785	(262)	523	834	(251)	583
Over 5 years	4,015	(1,292)	2,723	4,345	(1,371)	2,974
Total	**10,995**	**(3,384)**	**7,611**	**11,707**	**(3,094)**	**8,613**

Financial lease revenues are composed of:

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Financial income	249	177	684	539
Variable payments	3	3	6	8
Total	**252**	**180**	**690**	**547**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:

Nature of operation	09/30/2022				12/31/2021			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	185	184	185	183	235	235	235	234
Working capital	608	608	608	608	800	800	795	795
Total	**793**	**792**	**793**	**791**	**1,035**	**1,035**	**1,030**	**1,029**

1) Under Other liabilities.

From 01/01 to 09/30/2022 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 345, net of the Allowance for Loan Losses (R$ 657 from 01/01 to 09/30/2021).

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	09/30/2022	01/01 to 09/30/2022		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (1)	6,686	491	-	491
Joint ventures (2)	241	(53)	-	(53)
Total	**6,927**	**438**	**-**	**438**

	12/31/2021	01/01 to 09/30/2021		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates (1)	5,891	1,053	(48)	1,005
Joint ventures (2)	230	(58)	-	(58)
Total	**6,121**	**995**	**(48)**	**947**

1) At 09/30/2022, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (51.94% total capital and 41.97% voting capital; 52.64% total capital and 42.37% voting capital at 12/31/2021); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2021); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2021); Gestora de Inteligência de Crédito S.A (19.64% total capital and 20% voting capital; 19.64% total and 20% voting capital at 12/31/2021); Compañia Uruguaya de Medios de Procesamiento S.A. (31.27% total and voting capital; 29.24% at 12/31/2021); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2021); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2021) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2021). At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 3).

2) At 09/30/2022, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2021); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2021) and includes result not arising from subsidiaries' net income.

Note 12 - Lease Operations - Lessee

ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 09/30/2022, total cash outflow with lease amounted to R$ 729 and lease agreements in the amount of R$ 483 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below:

	09/30/2022	12/31/2021
Up to 3 months	297	304
3 months to 1 year	842	842
From 1 to 5 years	2,938	3,088
Over 5 years	1,128	1,980
Total Financial Liability	**5,205**	**6,214**

Lease amounts recognized in the Consolidated Statement of Income:

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Sublease revenues	9	4	19	12
Depreciation expenses	(340)	(306)	(679)	(924)
Interest expenses	(163)	(58)	(301)	(201)
Lease expenses for low value assets	(37)	(22)	(75)	(60)
Variable expenses not include in lease liabilities	(15)	(16)	(42)	(51)
Total	**(546)**	**(398)**	**(1,078)**	**(1,224)**

In the period from 01/01 to 09/30/2022 and 01/01 to 09/30/2021, there was no impairment adjustment.

Note 13 - Fixed assets

Fixed assets (1)	09/30/2022				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**7,262**	**(3,972)**	**(151)**	**3,139**
Land	-	1,202	-	-	1,202
Buildings and Improvements	4% to 10%	6,060	(3,972)	(151)	1,937
Other fixed assets		**15,546**	**(11,363)**	**(45)**	**4,138**
Installations and furniture	10% to 20%	3,480	(2,599)	(14)	867
Data processing systems	20% to 50%	9,375	(7,514)	(31)	1,830
Other (2)	10% to 20%	2,691	(1,250)	-	1,441
Total		**22,808**	**(15,335)**	**(196)**	**7,277**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2024 (Note 32b III.II - Off balance commitments).
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Fixed assets (1)	12/31/2021				
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		**7,372**	**(4,089)**	**(110)**	**3,173**
Land	-	1,127	-	-	1,127
Buildings and Improvements	4% to 10%	6,245	(4,089)	(110)	2,046
Other fixed assets		**14,659**	**(10,832)**	**(37)**	**3,790**
Installations and furniture	10% to 20%	3,312	(2,463)	(10)	839
Data processing systems	20% to 50%	9,094	(7,170)	(27)	1,897
Other (2)	10% to 20%	2,253	(1,199)	-	1,054
Total		**22,031**	**(14,921)**	**(147)**	**6,963**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable by 2022 (Note 32b III.II - Off balance commitments).
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Note 14 - Goodwill and Intangible assets

	Note	Goodwill and intangible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets [1]	
Annual amortization rates			8%	20%	20%	10% to 20%	
Cost							
Balance at 12/31/2021		**13,031**	**2,657**	**6,476**	**11,157**	**6,431**	**39,752**
Acquisitions		-	-	433	3,180	682	4,295
Rescissions / disposals		-	-	(3)	-	(234)	(237)
Exchange variation		(1,240)	(206)	(426)	-	(58)	(1,930)
Other [3]		-	(12)	(1,105)	663	625	171
Balance at 09/30/2022		**11,791**	**2,439**	**5,375**	**15,000**	**7,446**	**42,051**
Amortization							
Balance at 12/31/2021		**-**	**(1,374)**	**(4,149)**	**(4,220)**	**(1,984)**	**(11,727)**
Amortization expense [2]		-	(79)	(388)	(1,169)	(891)	(2,527)
Rescissions / disposals		-	-	1	-	234	235
Exchange variation		-	90	225	4	44	363
Other [3]		-	12	661	(322)	(449)	(98)
Balance at 09/30/2022		**-**	**(1,351)**	**(3,650)**	**(5,707)**	**(3,046)**	**(13,754)**
Impairment	**2d VIII**						
Balance at 12/31/2021		**(5,209)**	**(712)**	**(171)**	**(823)**	**-**	**(6,915)**
Increase		-	-	-	(1)	-	(1)
Exchange variation		713	103				816
Balance at 09/30/2022		**(4,496)**	**(609)**	**(171)**	**(824)**	**-**	**(6,100)**
Book value							
Balance at 09/30/2022		**7,295**	**479**	**1,554**	**8,469**	**4,400**	**22,197**

1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (884) (R$ (860) from 01/01 to 12/31/2021) are disclosed in the General and administrative expenses (Note 23).
3) Includes the total amount of R$ 58 related to the hyperinflationary for Argentina.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 2,759 (R$ 3,375 at 12/31/2021).

	Note	Goodwill and intangible from acquisition	Intangible assets: Association for the promotion and offer of financial products and services	Intangible assets: Software acquired	Intangible assets: Internally developed software	Intangible assets: Other intangible assets [1]	Total
Annual amortization rates			8%	20%	20%	10% to 20%	
Cost							
Balance at 12/31/2020		**13,959**	**2,822**	**6,484**	**7,664**	**3,274**	**34,203**
Acquisitions [4]		-	5	738	3,511	3,413	7,667
Rescissions / disposals		(10)	-	(65)	(13)	(236)	(324)
Exchange variation		(918)	(155)	(238)	-	(20)	(1,331)
Other [3,5]		-	(15)	(443)	(5)	-	(463)
Balance at 12/31/2021		**13,031**	**2,657**	**6,476**	**11,157**	**6,431**	**39,752**
Amortization							
Balance at 12/31/2020		**-**	**(1,347)**	**(3,680)**	**(3,288)**	**(1,410)**	**(9,725)**
Amortization expense [2]		-	(109)	(819)	(942)	(791)	(2,661)
Rescissions / disposals		-	-	28	10	214	252
Exchange variation		-	68	125	-	3	196
Other [3,5]		-	14	197	-	-	211
Balance at 12/31/2021		**-**	**(1,374)**	**(4,149)**	**(4,220)**	**(1,984)**	**(11,727)**
Impairment	2d VIII						
Balance at 12/31/2020		**(5,772)**	**(789)**	**(204)**	**(383)**	**-**	**(7,148)**
Increase		-	-	-	(440)	-	(440)
Disposals		-	-	33	-	-	33
Exchange variation		563	77	-	-	-	640
Balance at 12/31/2021		**(5,209)**	**(712)**	**(171)**	**(823)**	**-**	**(6,915)**
Book value							
Balance at 12/31/2021		**7,822**	**571**	**2,156**	**6,114**	**4,447**	**21,110**

1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (860) (R$ (594) from 01/01 to 12/31/2020) are disclosed in the General and administrative expenses (Note 23).

3) Includes the total amount of R$ 34 related to the hyperinflationary adjustment for Argentina.

4) Other intangible assets: includes the effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of the Government of the State of Minas Gerais.

5) Includes reclassifications of Software licenses necessary to put data processing systems into use, in the net amount of R$ 327.

Note 15 - Deposits

	09/30/2022			12/31/2021		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**361,508**	**351,744**	**713,252**	**334,808**	**356,620**	**691,428**
Savings deposits	181,826	-	181,826	190,601	-	190,601
Interbank deposits	3,666	532	4,198	3,490	286	3,776
Time deposits	176,016	351,212	527,228	140,717	356,334	497,051
Non-interest bearing deposits	**130,722**	**-**	**130,722**	**158,944**	**-**	**158,944**
Demand deposits	127,514	-	127,514	158,116	-	158,116
Other deposits	3,208	-	3,208	828	-	828
Total	**492,230**	**351,744**	**843,974**	**493,752**	**356,620**	**850,372**

Note 16 - Financial liabilities designated at fair value through profit or loss

	09/30/2022			12/31/2021		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Debt securities	2	65	67	16	98	114
Total	**2**	**65**	**67**	**16**	**98**	**114**

The effect of credit risk of these instruments is not significant at 09/30/2022 and 12/31/2021.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	09/30/2022			12/31/2021		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**66,296**	**108**	**66,404**	**94,899**	**81**	**94,980**
Government securities	95% of CDI to 13.65%	41,397	-	41,397	67,060	-	67,060
Corporate securities	28% of CDI to 100% of SELIC	23,898	-	23,898	25,676	-	25,676
Own issue	11.80% to 15.75%	4	6	10	1	20	21
Foreign	0.78% to 59%	997	102	1,099	2,162	61	2,223
Assets received as collateral	**13.30% to 13.65%**	**174,039**	**-**	**174,039**	**105,036**	**-**	**105,036**
Right to sell or repledge the collateral	**2.35% to 98.85% of CDI**	**51,416**	**14,771**	**66,187**	**43,260**	**9,572**	**52,832**
Total		**291,751**	**14,879**	**306,630**	**243,195**	**9,653**	**252,848**

b) Interbank market funds

	Interest rate (p.a.)	09/30/2022			12/31/2021		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	3.62% to 17.28%	6,855	55,647	62,502	20,310	3,749	24,059
Real estate credit bills	4.32% to 15.54%	16,721	7,287	24,008	3,628	7,035	10,663
Rural credit bills	4.22% to 13.77%	18,254	13,239	31,493	4,342	9,359	13,701
Guaranteed real estate bills	4.85% to 14.72%	3,127	43,662	46,789	1,623	29,375	30,998
Import and export financing	0% to 16.33%	89,839	25,430	115,269	64,274	22,674	86,948
Onlending domestic	0% to 18%	4,158	6,734	10,892	3,929	6,847	10,776
Total (1)		**138,954**	**151,999**	**290,953**	**98,106**	**79,039**	**177,145**

1) Comprises R$ 12,266 (R$ 34,942 at 12/31/2021) pegged to Libor.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	09/30/2022			12/31/2021		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	LIB to 114% of SELIC	13,250	44,196	57,446	21,203	53,833	75,036
Foreign loans through securities	0.2% to 61.76%	14,509	51,142	65,651	6,560	56,283	62,843
Funding from structured operations certificates [1]	1.54% to 15.07%	389	3,071	3,460	143	614	757
Total		**28,148**	**98,409**	**126,557**	**27,906**	**110,730**	**138,636**

1) The fair value of Funding from structured operations certificates issued is R$ 3,947 (R$ 790 at 12/31/2021).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2022	12/31/2021
Subordinated financial bills - BRL						
	982	2012	2022	IPCA + 5.15% to 5.60%	2,903	6,380
	20	2012	2022	IGPM + 4.63%	-	44
	2,146	2019	Perpetual	114% of SELIC	2,169	2,187
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,012	976
	50	2019	2028	CDI + 0.72%	60	55
	2,281	2019	2029	CDI + 0.75%	2,741	2,502
	450	2020	2029	CDI + 1.85%	530	481
	106	2020	2030	IPCA + 4.64%	135	125
	1,556	2020	2030	CDI + 2%	1,838	1,664
	5,488	2021	2031	CDI + 2%	6,245	5,651
	1,005	2022	Perpetual	CDI + 2.4%	1,003	-
				Total	**18,636**	**20,065**
Subordinated euronotes - USD						
	1,341	2012	2022	5.50%	-	14,742
	1,852	2012	2023	5.13%	10,205	10,432
	1,240	2017	Perpetual	6.13%	6,828	6,997
	750	2018	Perpetual	6.50%	4,063	4,262
	750	2019	2029	4.50%	4,119	4,205
	700	2020	Perpetual	4.63%	3,800	3,967
	500	2021	2031	3.88%	2,744	2,804
	200	2022	Perpetual	UST 5Yr + 2.73%	4	-
				Total	**31,763**	**47,409**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	17	36
	180,351	2008	2033	3.50% to 4.92%	1,320	1,423
	97,962	2009	2035	4.75%	1,002	1,079
	1,060,250	2010	2032	4.35%	99	106
	1,060,250	2010	2035	3.90% to 3.96%	227	244
	1,060,250	2010	2036	4.48%	1,083	1,160
	1,060,250	2010	2038	3.93%	789	845
	1,060,250	2010	2040	4.15% to 4.29%	608	651
	1,060,250	2010	2042	4.45%	296	317
	57,168	2014	2034	3.80%	387	414
				Total	**5,828**	**6,275**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	125	145
	146,000	2013	2028	IPC + 2%	175	203
	780,392	2014	2024	LIB	919	939
				Total	**1,219**	**1,287**
Total					**57,446**	**75,036**

Note 18 - Other assets and liabilities

a) Other assets

	Note	09/30/2022	12/31/2021
Financial		**104,281**	**96,630**
At amortized cost		**103,039**	**96,473**
Receivables from credit card issuers		55,416	53,968
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,252	12,264
Trading and intermediation of securities		19,395	17,218
Income receivable		3,476	3,839
Operations without credit granting characteristics, net of provisions		7,687	4,720
Insurance and reinsurance operations		1,962	1,565
Net amount receivables from reimbursement of provisions	29c	871	888
Deposits in guarantee of fund raisings abroad		977	660
Foreign exchange portfolio		-	1,213
Other		3	138
At fair value through profit or loss		**1,242**	**157**
Other financial assets		1,242	157
Non-financial		**18,555**	**16,494**
Sundry foreign		993	621
Prepaid expenses		6,680	5,243
Sundry domestic		4,388	2,868
Assets of post-employment benefit plans	26e	478	493
Lease right-of-use		3,723	5,046
Other		2,293	2,223
Current		**103,549**	**93,604**
Non-current		**19,287**	**19,520**

b) Other liabilities

	Note	09/30/2022	12/31/2021
Financial		**152,338**	**134,267**
At amortized cost		**151,795**	**134,106**
Credit card operations		123,492	108,997
Trading and intermediation of securities		17,126	12,161
Foreign exchange portfolio		3,140	2,485
Finance leases		3,953	5,324
Other		4,084	5,139
At fair value through profit or loss		**543**	**161**
Other financial liabilities		543	161
Non-financial		**55,638**	**42,130**
Funds in transit		24,095	18,027
Charging and collection of taxes and similar		8,611	457
Social and statutory		6,195	7,853
Deferred income		2,484	3,278
Sundry domestic		3,554	3,183
Personnel provision		3,206	2,244
Provision for sundry payments		2,078	2,348
Obligations on official agreements and rendering of payment services		1,727	1,261
Liabilities from post-employment benefit plans	26e	2,370	2,209
Other		1,318	1,270
Current		**198,416**	**167,789**
Non-current		**9,560**	**8,608**

Note 19 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		09/30/2022			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	**12/31/2021**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**09/30/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	09/30/2022	4,929,427,568	1,612,599,824	6,542,027,392	60,541
Residents abroad	09/30/2022	28,862,791	3,233,245,165	3,262,107,956	30,188
Treasury shares (1)	**12/31/2021**	**-**	**24,244,725**	**24,244,725**	**(528)**
Result from delivery of treasury shares		-	(20,976,037)	(20,976,037)	457
Treasury shares (1)	**09/30/2022**	**-**	**3,268,688**	**3,268,688**	**(71)**
Number of total shares at the end of the period (2)	**09/30/2022**	**4,958,290,359**	**4,842,576,301**	**9,800,866,660**	
Number of total shares at the end of the period (2)	**12/31/2021**	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	

		12/31/2021			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2020	4,929,824,281	1,820,159,657	6,749,983,938	66,885
Residents abroad	12/31/2020	28,466,078	3,025,685,332	3,054,151,410	30,263
Shares of capital stock	**12/31/2020**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock	**12/31/2021**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Treasury shares (1)	**12/31/2020**	**-**	**41,678,452**	**41,678,452**	**(907)**
Result from delivery of treasury shares		-	(17,433,727)	(17,433,727)	379
Treasury shares (1)	**12/31/2021**	**-**	**24,244,725**	**24,244,725**	**(528)**
Number of total shares at the end of the period (2)	**12/31/2021**	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	
Number of total shares at the end of the period (2)	**12/31/2020**	**4,958,290,359**	**4,804,166,537**	**9,762,456,896**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

Below is the average cost of treasury shares and their market price in reais. In 2022, there was none acquisition of treasury shares.

Cost / market value	09/30/2022		12/31/2021	
	Common	Preferred	Common	Preferred
Average cost	-	21.76	-	21.76
Market value on the last day of the base date	23.52	28.06	19.09	20.95

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	09/30/2022	09/30/2021
Statutory net income	22,598	18,516
Adjustments:		
(-) Legal reserve - 5%	(1,130)	(926)
Dividend calculation basis	**21,468**	**17,590**
Minimun mandatory dividend - 25%	5,367	4,398
Dividends and interest on capital paid / accrued	**5,367**	**4,398**

II - Stockholders' compensation

	09/30/2022			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**4,387**	**(657)**	**3,730**
Interest on capital - 8 monthly installments paid from February to September 2022	0.0150	1,383	(207)	1,176
Interest on capital - paid on 08/30/2022	0.2605	3,004	(450)	2,554
Accrued (Recorded in Other liabilities - Social and statutory)		**1,926**	**(289)**	**1,637**
Interest on capital - 1 monthly installment paid on 10/03/2022	0.0150	173	(26)	147
Interest on capital	0.1521	1,753	(263)	1,490
Total - 01/01 to 09/30/2022		**6,313**	**(946)**	**5,367**

	09/30/2021			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		**3,713**	**(381)**	**3,332**
Dividends - 8 monthly installments paid from February to September 2021	0.0150	1,173	-	1,173
Interest on capital - paid on 08/26/2021	0.2207	2,540	(381)	2,159
Accrued (Recorded in Other liabilities - Social and statutory)		**1,229**	**(163)**	**1,066**
Dividends - 1 monthly installment paid on 10/01/2021	0.0150	147	-	147
Interest on capital	0.0940	1,082	(163)	919
Total - 01/01 to 09/30/2021		**4,942**	**(544)**	**4,398**

c) Capital reserves and profit reserves

		09/30/2022	12/31/2021
Capital reserves		**2,272**	**2,250**
Premium on subscription of shares		284	284
Share-based payment		1,984	1,962
Reserves from tax incentives, restatement of equity securities and other		4	4
Profit reserves		**82,543**	**66,161**
Legal [1]		14,716	13,586
Statutory [2,3]		79,279	64,092
Corporate reorganizations	2d I	(11,452)	(11,517)
Total reserves at parent company		**84,815**	**68,411**

1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
2) Its main purpose is to ensure the yield flow to shareholders.
3) Includes R$ 141 refers to net income remaining after the distribuition of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2022	12/31/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Itaú CorpBanca	6,252	9,836	658	912
Itaú CorpBanca Colombia S.A.	16	476	2	31
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	756	666	90	108
Luizacred S.A. Soc. Cred. Financiamento Investimento	384	426	(43)	84
Other [1]	1,434	208	58	55
Total	**8,842**	**11,612**	**765**	**1,190**

1) As from 2022, in accordance with Regulatory Instruction No. 272 of 04/01/2022, it includes non-controlling minority of consolidated investments funds.

Note 20 - Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Partner plan [1]	(56)	(37)	(114)	(89)
Share-based plan	(122)	(95)	(291)	(287)
Total	**(178)**	**(132)**	**(405)**	**(376)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses - Compensation (Note 23).

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number ofshares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the partner program

	01/01 to 09/30/2022	01/01 to 09/30/2021
	Quantity	Quantity
Opening balance (1)	**36,943,996**	**36,291,760**
New	21,516,603	8,094,693
Delivered	(9,226,877)	(11,652,700)
Cancelled	(817,826)	(2,231,366)
Closing balance	**48,415,896**	**30,502,387**
Weighted average of remaining contractual life (years)	2.47	2.05
Market value weighted average (R$)	**22.21**	**20.27**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

b) Variable compensation

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member whoshould meet at least the performance and conduct requirements.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 09/30/2022	01/01 to 09/30/2021
	Quantity	Quantity
Opening balance (1)	**36,814,248**	**27,407,231**
New	21,965,099	14,805,132
Delivered	(14,263,138)	(10,814,168)
Cancelled	(817,625)	(1,398,953)
Closing balance	**43,698,584**	**29,999,242**
Weighted average of remaining contractual life (years)	**1.16**	**1.28**
Market value weighted average (R$)	**24.80**	**28.61**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Compulsory deposits in the Central Bank of Brazil	2,902	1,020	7,301	2,086
Interbank deposits	1,067	214	2,261	617
Securities purchased under agreements to resell	7,513	2,329	16,207	6,100
Financial assets at fair value through other comprehensive income	6,436	5,150	16,354	11,898
Financial assets at amortized cost	2,860	1,145	8,874	3,300
Loan operations	30,858	27,832	84,934	65,760
Other financial assets	173	(229)	915	(144)
Total	**51,809**	**37,461**	**136,846**	**89,617**

b) Interest and similar expense

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Deposits	(15,974)	(4,816)	(35,483)	(12,054)
Securities sold under repurchase agreements	(8,221)	(2,039)	(19,135)	(4,795)
Interbank market funds	(4,844)	(11,524)	(13,855)	(17,904)
Institutional market funds	(3,235)	(2,249)	(9,677)	(6,603)
Financial expense from technical provisions for insurance and private pension	(7,215)	437	(16,825)	(3,098)
Other	(48)	(8)	(97)	(16)
Total	**(39,537)**	**(20,199)**	**(95,072)**	**(44,470)**

c) Income of financial assets and liabilities at fair value through profit or loss

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Securities	10,645	(742)	23,303	3,381
Derivatives [(1)]	5,004	5,989	4,984	8,060
Financial assets designated at fair value through profit or loss	(1)	(390)	498	(421)
Other financial assets at fair value through profit or loss	618	271	1,351	209
Financial liabilities at fair value through profit or loss	(517)	(272)	(1,179)	(200)
Financial liabilities designated at fair value	19	11	18	8
Total	**15,768**	**4,867**	**28,975**	**11,037**

1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 09/30/2022, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 33 of expected losses (R$ 1,003 from 01/01 to 09/30/2021), R$ (30) for Financial assets – Fair value through other comprehensive income (R$ 1 from 01/01 to 09/30/2021) and R$ 63 for Financial assets – Amortized cost (R$ 1,002 from 01/01 to 09/30/2021).

Note 22 - Commissions and banking fees

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Credit and debit cards	5,226	4,032	14,648	11,270
Current account services	1,857	1,969	5,743	5,772
Asset management	**1,899**	**1,931**	**5,841**	**5,342**
Funds	1,642	1,792	5,206	4,870
Consortia	257	139	635	472
Credit operations and financial guarantees provided	**636**	**650**	**1,927**	**1,857**
Credit operations	283	350	930	974
Financial guarantees provided	353	300	997	883
Collection services	498	516	1,474	1,506
Advisory services and brokerage	844	949	2,623	2,842
Custody services	149	152	464	449
Other	681	663	1,966	1,889
Total	**11,790**	**10,862**	**34,686**	**30,927**

Note 23 - General and administrative expenses

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Personnel expenses	**(7,915)**	**(6,743)**	**(23,045)**	**(20,985)**
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other [(1)]	(6,001)	(5,268)	(18,253)	(16,909)
Employees' profit sharing and Share-based payment [(2)]	(1,914)	(1,475)	(4,792)	(4,076)
Administrative expenses	**(4,355)**	**(4,067)**	**(12,808)**	**(11,483)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(2,082)	(1,819)	(5,730)	(5,321)
Data processing and telecommunications	(1,067)	(992)	(3,025)	(2,903)
Installations and Materials	(288)	(547)	(1,608)	(1,528)
Advertising, promotions and publicity	(566)	(438)	(1,339)	(873)
Other	(352)	(271)	(1,106)	(858)
Depreciation and amortization	**(1,583)**	**(1,208)**	**(4,278)**	**(3,771)**
Other expenses	**(3,442)**	**(2,858)**	**(10,496)**	**(9,525)**
Selling - credit cards	(1,622)	(1,348)	(4,718)	(3,660)
Claims losses	(274)	(291)	(903)	(759)
Selling of non-financial products	(115)	(233)	(260)	(294)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(58)	(5)	(89)	(107)
Provision for lawsuits civil	(244)	(289)	(784)	(782)
Provision for tax and social security lawsuits	140	186	(530)	202
Refund of interbank costs	(85)	(94)	(267)	(257)
Impairment	(6)	-	(7)	(433)
Other	(1,178)	(784)	(2,938)	(3,435)
Total	**(17,295)**	**(14,876)**	**(50,627)**	**(45,764)**

1) Includes the effects of the Voluntary Severance Program.

2) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Share-based payment (Note 20).

Note 24 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (1)	21.00%

1) Law No. 14,446/22 (conversion of Provisional Measure (MP) No. 1,115/22), published on September 05, 2022, sets forth the increase in the rate of Social contribution on net income which increased from 20% to 21%, applicable to banks, and from 15% to 16%, applicable to insurance, capitalization and other financial companies, producing effects from August 01 to December 31, 2022.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:

Due on operations for the period	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Income / (loss) before income tax and social contribution	**9,827**	**9,436**	**29,117**	**31,959**
Charges (income tax and social contribution) at the rates in effect (1)	(4,497)	(4,718)	(13,177)	(14,853)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	233	215	551	572
Foreign exchange variation on investments abroad	(16)	598	(40)	162
Interest on capital	1,536	431	2,061	1,557
Other nondeductible expenses net of non taxable income (2)	698	1,288	3,790	6,077
Income tax and social contribution expenses	**(2,046)**	**(2,186)**	**(6,815)**	**(6,485)**
Related to temporary differences				
Increase / (reversal) for the period	480	(855)	662	(4,120)
(Expenses) / Income from deferred taxes	**480**	**(855)**	**662**	**(4,120)**
Total income tax and social contribution expenses	**(1,566)**	**(3,041)**	**(6,153)**	**(10,605)**

1) In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to September. In 2021, the rate considered was equal to 45% in the first semester and it was equal to 50% in the second semester.
2) Includes temporary (additions) and exclusions.

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2021	Realization / Reversal	Increase	09/30/2022
Reflected in income	**52,989**	**(14,959)**	**17,981**	**56,011**
Provision for expected loss	28,428	(5,742)	9,751	32,437
Related to tax losses and social contribution loss carryforwards	3,751	(303)	1,137	4,585
Provision for profit sharing	2,265	(2,265)	1,948	1,948
Provision for devaluation of securities with permanent impairment	998	(571)	235	662
Provisions	5,848	(1,366)	1,400	5,882
Civil lawsuits	1,257	(379)	365	1,243
Labor claims	3,175	(894)	934	3,215
Tax and social security lawsuits	1,416	(93)	101	1,424
Legal obligations	822	(99)	65	788
Adjustment to fair value of financial assets - At fair value through profit or loss	2,726	(2,726)	586	586
Provision relating to health insurance operations	362	-	1	363
Other	7,789	(1,887)	2,858	8,760
Reflected in stockholders' equity	**2,331**	**(1,021)**	**2,224**	**3,534**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,329	(979)	2,215	2,565
Cash flow hedge	461	(42)	1	420
Other	541	-	8	549
Total [1,2]	**55,320**	**(15,980)**	**20,205**	**59,545**

1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 52,611 and R$ 356, respectively.

2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2020	Realization / Reversal	Increase	12/31/2021
Reflected in income	**60,248**	**(24,407)**	**17,148**	**52,989**
Provision for expected loss	27,933	(6,274)	6,769	28,428
Related to tax losses and social contribution loss carryforwards	5,528	(1,952)	175	3,751
Provision for profit sharing	1,903	(1,903)	2,265	2,265
Provision for devaluation of securities with permanent impairment	1,570	(1,013)	441	998
Provisions	5,845	(1,923)	1,926	5,848
Civil lawsuits	1,331	(591)	517	1,257
Labor claims	3,056	(1,188)	1,307	3,175
Tax and social security lawsuits	1,458	(144)	102	1,416
Legal obligations	774	(36)	84	822
Adjustments of operations carried out on the futures settlement market	52	(52)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	8,315	(8,315)	2,726	2,726
Provision relating to health insurance operations	356	-	6	362
Other	7,972	(2,939)	2,756	7,789
Reflected in stockholders' equity	**1,375**	**(343)**	**1,299**	**2,331**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	60	(30)	1,299	1,329
Cash flow hedge	758	(297)	-	461
Other	557	(16)	-	541
Total [1,2]	**61,623**	**(24,750)**	**18,447**	**55,320**

1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.

2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2021	Realization / reversal	Increase	09/30/2022
Reflected in income	**4,580**	**(565)**	**2,925**	**6,940**
Depreciation in excess finance lease	137	-	4	141
Adjustment of deposits in guarantee and provisions	1,422	(109)	168	1,481
Post-employment benefits	6	(3)	2	5
Adjustments of operations carried out on the futures settlement market	237	(237)	61	61
Adjustment to fair value of financial assets - At fair value through profit or loss	71	(71)	1,776	1,776
Taxation of results abroad – capital gains	834	(123)	4	715
Other	1,873	(22)	910	2,761
Reflected in stockholders' equity	**189**	**(116)**	**277**	**350**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	182	(116)	277	343
Cash flow hedge	1	-	-	1
Post-employment benefits	6	-	-	6
Total [1]	**4,769**	**(681)**	**3,202**	**7,290**

1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 52,611 and R$ 356, respectively.

	12/31/2020	Realization / reversal	Increase	12/31/2021
Reflected in income	**4,853**	**(1,029)**	**756**	**4,580**
Depreciation in excess finance lease	145	(8)	-	137
Adjustment of deposits in guarantee and provisions	1,404	(21)	39	1,422
Post-employment benefits	180	(178)	4	6
Adjustments of operations carried out on the futures settlement market	452	(452)	237	237
Adjustment to fair value of financial assets - At fair value through profit or loss	136	(136)	71	71
Taxation of results abroad – capital gains	644	(7)	197	834
Other	1,892	(227)	208	1,873
Reflected in stockholders' equity	**608**	**(580)**	**161**	**189**
Adjustment to fair value of financial assets - At fair value through other comprehensive income	601	(577)	158	182
Cash flow hedge	4	(3)	-	1
Post-employment benefits	3	-	3	6
Total [1]	**5,461**	**(1,609)**	**917**	**4,769**

1) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 50,831 and R$ 280, respectively.

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

Year of realization	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2022	7,072	12.9%	2,444	53.3%	9,516	16.0%	(347)	4.8%	9,169	17.5%
2023	16,180	29.4%	447	9.7%	16,627	27.9%	(540)	7.4%	16,087	30.8%
2024	9,932	18.1%	306	6.7%	10,238	17.2%	(297)	4.1%	9,941	19.0%
2025	5,452	9.9%	279	6.1%	5,731	9.6%	(197)	2.7%	5,534	10.6%
2026	3,371	6.1%	277	6.0%	3,648	6.1%	(199)	2.7%	3,449	6.6%
After 2026	12,953	23.6%	832	18.2%	13,785	23.2%	(5,710)	78.3%	8,075	15.5%
Total	**54,960**	**100.0%**	**4,585**	**100.0%**	**59,545**	**100.0%**	**(7,290)**	**100.0%**	**52,255**	**100.0%**
Present value (1)	**48,655**		**4,242**		**52,897**		**(5,602)**		**47,295**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 09/30/2022, deferred tax assets not accounted for correspond to R$ 1,307 and result from Management's evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021).

V - Increase in the rate Social Contribution

With the conversion of Provisional Measure (MP) No. 1,115/22 into Law No. 14,446/22, the balance of deferred tax assets and liabilities started to consider the effect of R$ 119 arising from the increase in the rate of Social contribution on net income (from 20% to 21%, applicable to banks, and from 15% to 16%, applicable to insurance, capitalization and other financial companies) on the assets and liabilities that will be realized until December 31, 2022.

c) Tax liabilities

	Note	09/30/2022	12/31/2021
Taxes and contributions on income payable		4,611	2,450
Deferred tax liabilities	24b II	356	280
Other		3,660	3,516
Total		**8,627**	**6,246**
Current		**7,450**	**5,788**
Non-current		**1,177**	**458**

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Net income attributable to owners of the parent company	**8,092**	**6,076**	**22,199**	**20,164**
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	3,985	2,971	11,124	10,118
Preferred	3,892	2,890	10,860	9,831
Total net income available to equity owners				
Common	4,094	3,080	11,233	10,227
Preferred	3,998	2,996	10,966	9,937
Weighted average number of outstanding shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,842,572,432	4,821,596,792	4,840,079,729	4,817,789,069
Basic earnings per share – R$				
Common	0.83	0.62	2.27	2.06
Preferred	0.83	0.62	2.27	2.06

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Net income available to preferred equity owners	**3,998**	**2,996**	**10,966**	**9,937**
Dividends on preferred shares after dilution effects	25	15	58	39
Net income available to preferred equity owners considering preferred shares after the dilution effect	**4,023**	**3,011**	**11,024**	**9,976**
Net income available to ordinary equity owners	**4,094**	**3,080**	**11,233**	**10,227**
Dividend on preferred shares after dilution effects	(25)	(15)	(59)	(39)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**4,069**	**3,065**	**11,174**	**10,188**
Adjusted weighted average of shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	**4,901,893,662**	**4,869,527,257**	**4,891,693,612**	**4,855,597,089**
Preferred	4,842,572,432	4,821,596,792	4,840,079,729	4,817,789,069
Incremental as per share-based payment plans	59,321,230	47,930,465	51,613,883	37,808,020
Diluted earnings per share – R$				
Common	0.82	0.62	2.25	2.05
Preferred	0.82	0.62	2.25	2.05

There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

Note 26 - Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined.

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev Benefit Plan	
	002 Benefit Plan	
	Prebeg Benefit Plan	
	UBB PREV Defined Benefit Plan	
	Benefit Plan II	
	Itaulam Basic Plan	
	Itaucard Defined Benefit Plan	
	Itaú Unibanco Main Retirement Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	Redecard Pension Plan	
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
	Itaulam Supplementary Plan	
	Itaucard Variable Contribution Plan	
	Itaú Unibanco Supplementary Retirement Plan	
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	09/30/2022	09/30/2021
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	9.46% p.a.	7.64% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

1) Correspond to those disclosed by SOA (Society of Actuaries), that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Fixed income securities	**20,939**	**19,904**	**94.1%**	**90.8%**
Quoted in an active market	20,331	19,508	91.4%	89.0%
Non quoted in an active market	608	396	2.7%	1.8%
Variable income securities	**569**	**1,323**	**2.6%**	**6.1%**
Quoted in an active market	562	1,312	2.6%	6.0%
Non quoted in an active market	7	11	-	0.1%
Structured investments	**144**	**150**	**0.6%**	**0.7%**
Non quoted in an active market	144	150	0.6%	0.7%
Real estate	524	**462**	2.4%	**2.1%**
Loans to participants	69	**73**	0.3%	**0.3%**
Total	**22,245**	**21,912**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 11 at 12/31/2021), and real estate rented to group companies, with a fair value of R$ 416 (R$ 374 at 12/31/2021).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

	Note	09/30/2022								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amounts recognized in income (1+2+3+4)		**1,493**	**(1,382)**	**(228)**	**(117)**	**(18)**	**-**	**(18)**	**(227)**	**(362)**
1 - Cost of current servce		-	(24)	-	(24)	-	-	-	-	(24)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest [1]		1,493	(1,358)	(228)	(93)	31	-	31	(72)	(134)
4 - Other expenses [2]		-	-	-	-	(49)	-	(49)	-	(49)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**(13)**	**33**	**(9)**	**11**	**-**	**-**	**-**	**-**	**11**
5 - Effects on asset ceiling [4]		-	-	(9)	(9)	-	-	-	-	(9)
6 - Remeasurements		-	(4)	-	(4)	-	-	-	-	(4)
Experience of the plan [3]		-	(4)	-	(4)	-	-	-	-	(4)
7 - Exchange variation		(13)	37	-	24	-	-	-	-	24
Other (8+9+10)		**(1,147)**	**1,213**	**-**	**66**	**-**	**-**	**-**	**109**	**175**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,213)	1,213	-	-	-	-	-	109	109
10 - Contributions and investments from sponsor		66	-	-	66	-	-	-	-	66
Amounts at the end of period		**22,245**	**(20,175)**	**(3,492)**	**(1,422)**	**429**	**(2)**	**427**	**(897)**	**(1,892)**
Amount recognized in Assets	18a				51			427	-	478
Amount recognized in Liabilities	18b				(1,473)			-	(897)	(2,370)

	Note	12/31/2021								
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)		**1,722**	**(1,575)**	**(278)**	**(131)**	**41**	**(68)**	**(27)**	**(66)**	**(224)**
1 - Cost of current servce		-	(53)	-	(53)	-	-	-	-	(53)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest [1]		1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses [2]		-	-	-	-	(63)	-	(63)	-	(63)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		**(1,764)**	**817**	**665**	**(282)**	**(725)**	**1,017**	**292**	**81**	**91**
5 - Effects on asset ceiling		-	-	665	665	(484)	1,017	533	-	1,198
6 - Remeasurements		(1,766)	801	-	(965)	(241)	-	(241)	81	(1,125)
Changes in demografic assumptions		-	4	-	4	-	-	-	-	4
Changes in financial assumptions		-	3,708	-	3,708	-	-	-	113	3,821
Experience of the plan [3]		(1,766)	(2,911)	-	(4,677)	(241)	-	(241)	(32)	(4,950)
7 - Exchange variation		2	16	-	18	-	-	-	-	18
Other (8+9+10)		**(1,271)**	**1,381**	**-**	**110**	**(323)**	**-**	**(323)**	**128**	**(85)**
8 - Receipt by Destination of Resources [4]		-	-	-	-	(323)	-	(323)	-	(323)
9 - Benefits paid		(1,381)	1,381	-	-	-	-	-	128	128
10 - Contributions and investments from sponsor		110	-	-	110	-	-	-	-	110
Amounts at the end of period		**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amount recognized in Assets	18a				48			445	-	493
Amount recognized in Liabilities	18b				(1,430)			-	(779)	(2,209)

1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of paymnets / receipts of benefits / contributions, multiplied by the discount rate of 9.46% p.a. (on 01/01/2020 the rate used was 7.64% p.a.)

2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

3) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.

4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2022	01/01 to 09/30/2022	01/01 to 09/30/2021
Retirement plan - FIU	34	33	26
Retirement plan - FUNBEP	22	8	9
Total	**56**	**41**	**35**

g) Maturity profile of defined benefit liabilities

	Duration (1)	2022	2023	2024	2025	2026	2027 a 2031
Pension plan - FIU	9.80	1,050	943	984	1,025	1,072	5,862
Pension plan - FUNBEP	9.10	594	614	634	652	667	3,541
Other post-employment benefits	7.09	140	157	149	36	37	209
Total		**1,784**	**1,714**	**1,767**	**1,713**	**1,776**	**9,612**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate						
Increase by 0.5%	(835)	-	308	(24)	-	24
Decrease by 0.5%	905	-	(420)	27	-	(27)
Mortality table						
Increase by 5%	(234)	-	87	(10)	-	10
Decrease by 5%	245	-	(91)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	63	-	(63)
Decrease by 1%	-	-	-	(53)	-	53

1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured's assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco's electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP.

a) Insurance

A contract entered into by the parties to protect the customer's assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders' losses in the event of claims of insured risks.

The insurance risks sold by ITAÚ UNIBANCO HOLDING's insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents.

b) Private pension

Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

- **PGBL – Free Benefit Generating Plan:** The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income.

- **VGBL - Free Benefit Generating Life Plan:** This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

- **FGB – Benefit Generating Fund:** This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold.

c) Technical provision for insurance and private pensions

The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows:

- **Provision for unearned premiums (PPNG) -** this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for benefits granted (PMBC) -** recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

- **Provision for related expenses (PDR)** - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

d) Main information related to Insurance and Private Pension operations

I - Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 09/30/2022	01/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Group Accident Insurance	30.6%	31.7%	17.2%	14.9%
Individual Accident Insurance	18.4%	18.8%	27.8%	29.6%
Credit Life Insurance	22.4%	23.0%	19.4%	28.7%
Random Events	23.6%	23.3%	28.8%	32.9%
Multiple Peril	42.7%	43.1%	19.3%	25.3%
Mortagage Insurance in Market Policies – Credit Life Insurance	20.1%	20.3%	11.2%	33.3%
Group Life	23.8%	23.8%	35.6%	60.2%

II - Revenues from insurance premiums and private pension

Main lines	Premiums and contributions			
	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Group Accident Insurance	261	247	741	646
Individual Accident Insurance	34	44	120	138
Disability Savings Pension	81	61	222	183
PGBL	699	484	1,742	1,391
Credit Life Insurance	358	284	1,074	710
Random Events	58	51	167	145
Multiple Peril	164	141	475	393
Mortagage Insurance in Market Policies – Credit Life Insurance	148	112	415	312
Traditional	24	29	92	86
VGBL	2,090	1,749	6,022	5,364
Group Life	383	325	1,100	878
Other lines	225	199	629	545
Total	**4,525**	**3,726**	**12,799**	**10,791**

III - Technical provisions balances

	09/30/2022			12/31/2021		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	3,568	12	3,580	2,846	12	2,858
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	25	222,564	222,589	19	209,196	209,215
Redemptions and Other Unsettled Amounts (PVR)	21	318	339	19	358	377
Financial surplus (PEF)	2	714	716	1	691	692
Unsettled claims (PSL)	534	101	635	506	79	585
Claims / events incurred but not reported (IBNR)	344	27	371	334	27	361
Related Expenses (PDR)	26	70	96	29	65	94
Other provisions	130	514	644	129	665	794
Total	**4,650**	**224,320**	**228,970**	**3,883**	**211,093**	**214,976**
Current	**3,609**	**528**	**4,137**	**3,102**	**541**	**3,643**
Non-current	**1,041**	**223,792**	**224,833**	**781**	**210,552**	**211,333**

IV - Change in technical provisions

	09/30/2022			12/31/2021		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance - 01/01	**3,883**	**211,093**	**214,976**	**3,303**	**217,697**	**221,000**
(+) Additions arising from premiums / contributions	4,850	7,887	12,737	5,106	9,676	14,782
(-) Deferral due to elapsed risk	(4,123)	-	(4,123)	(4,563)	-	(4,563)
(-) Payment of claims / benefits	(1,101)	(329)	(1,430)	(1,598)	(373)	(1,971)
(+) Reported claims	1,109	-	1,109	1,534	-	1,534
(-) Redemptions	-	(11,574)	(11,574)	-	(16,872)	(16,872)
(+/-) Net Portability	-	826	826	-	(3,417)	(3,417)
(+) Adjustment of reserves and financial surplus	10	16,525	16,535	14	5,009	5,023
(+/-) Other (increase / reversal)	22	(108)	(86)	83	(627)	(544)
(+/-) Corporate Reorganization	-	-	-	4	-	4
Closing balance	**4,650**	**224,320**	**228,970**	**3,883**	**211,093**	**214,976**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

e) Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	09/30/2022	12/31/2021
Opening Balance - 01/01	**631**	**496**
Increase	1,185	1,298
Amortization	(1,013)	(1,163)
Closing Balance	**803**	**631**
Balance to be amortized in up to 12 months	577	464
Balance to be amortized after 12 months	226	167

f) Table of claims development

The amounts shown in the tables express the position at 06/30/2022, since the actuarial calculations are made on a half-yearly basis:

Provision for unsettled claims (PSL)	**611**
(-) IBNER	215
(-) Reinsurance	28
(-) Retrocession and other estimates	(5)
Liability claims presented in the claims development table (a + b)	**373**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table below shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

I - Administratives claims - net of reinsurance

Occurrence date	06/30/2018	06/30/2019	06/30/2020	06/30/2021	06/30/2022	Total
At the end of reporting period	866	1,046	1,181	1,426	1,374	
After 1 year	993	1,049	1,187	1,420		
After 2 years	999	1,051	1,190			
After 3 years	996	1,045				
After 4 years	990					
Current estimate	990	1,045	1,190	1,420	1,374	
Accumulated payments through base date	982	1,036	1,180	1,403	1,259	5,860
Liabilities recognized in the balance sheet	8	9	10	17	115	159
Liabilities in relation to prior periods						53
Total administratives claims						**212**

II - Judicial claims - net of reinsurance

Occurrence date	06/30/2018	06/30/2019	06/30/2020	06/30/2021	06/30/2022	Total
At the end of reporting period	14	21	14	16	12	
After 1 year	34	35	28	29		
After 2 years	42	46	34			
After 3 years	53	50				
After 4 years	56					
Current estimate	56	50	34	29	12	
Accumulated payments through base date	46	39	22	13	4	124
Liabilities recognized in the balance sheet	10	11	12	16	8	57
Liabilities in relation to prior periods						104
Total judicial claims						**161**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

g) Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not indicate significant insufficiency in 2022 and 2021.

The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries' experience, thus representing the best estimates for cash flow projections.

Methodology and test grouping

Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately.

The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio.

Demographic tables

Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability.

Risk-free interest rate

The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows.

The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio.

Annuity conversion rate

The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors.

Other assumptions

Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

Note 28 - Fair value of financial instruments

The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date.

The methods and assumptions used to estimate the fair value are defined below:

- **Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Interbank and Institutional Market Funds -** They are calculated by discounting estimated cash flows at market interest rates.

- **Securities and Derivatives -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

- **Loans and financial leases -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

- **Other financial assets / liabilities -** Primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 140,859 (R$ 128,683 at 12/31/2021) with an estimated fair value of R$ 145 (R$ 217 at 12/31/2021).

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy:

	09/30/2022				12/31/2021			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial Assets	**358,648**	**109,222**	**386**	**468,256**	**366,930**	**102,253**	**1,563**	**470,746**
Financial assets at fair value through profit or loss	**262,888**	**104,910**	**326**	**368,124**	**262,912**	**100,649**	**1,563**	**365,124**
Investment funds	1,572	28,300	-	29,872	653	19,486	-	20,139
Brazilian government securities	210,980	5,756	-	216,736	215,405	6,350	-	221,755
Government securities – other countries	7,318	-	-	7,318	5,561	-	-	5,561
Brazilian external debt bonds	2,120	-	-	2,120	3,044	-	-	3,044
Corporate securities	**40,898**	**69,633**	**305**	**110,836**	**38,249**	**74,656**	**1,563**	**114,468**
Shares	8,900	4,716	79	13,695	14,355	5,002	-	19,357
Rural product note	-	2,966	4	2,970	-	6,791	61	6,852
Bank deposit certificates	-	441	-	441	-	150	-	150
Real estate receivables certificates	-	1,377	160	1,537	-	1,009	3	1,012
Debentures	28,068	36,885	27	64,980	18,638	45,672	1,478	65,788
Eurobonds and other	3,930	-	8	3,938	5,244	1	8	5,253
Financial bills	-	17,960	27	17,987	-	10,098	13	10,111
Promissory and commercial notes	-	3,183	-	3,183	-	4,684	-	4,684
Others	-	2,105	-	2,105	12	1,249	-	1,261
Other Financial Assets	-	1,221	21	1,242	-	157	-	157
Financial assets at fair value through other comprehensive income	**95,760**	**4,312**	**60**	**100,132**	**104,018**	**1,604**	**-**	**105,622**
Brazilian government securities	54,158	1,027	-	55,185	68,457	1,185	-	69,642
Government securities – other countries	31,808	-	-	31,808	30,194	-	-	30,194
Corporate securities	**9,794**	**3,285**	**60**	**13,139**	**5,367**	**419**	**-**	**5,786**
Shares	6,114	49	47	6,210	743	-	-	743
Rural product note	-	430	-	430	-	-	-	-
Bank deposit certificates	-	17	13	30	-	131	-	131
Debentures	394	619	-	1,013	134	217	-	351
Eurobonds and other	3,286	1,292	-	4,578	4,490	8	-	4,498
Financial credit bills	-	6	-	6	-	6	-	6
Others (Corporate securities)	-	872	-	872	-	57	-	57
Financial liabilities at fair value through profit or loss	**-**	**610**	**-**	**610**	**-**	**275**	**-**	**275**
Structured notes	-	67	-	67	-	114	-	114
Other financial liabilities	-	543	-	543	-	161	-	161

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2022				12/31/2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**51**	**77,753**	**337**	**78,141**	**6**	**68,887**	**152**	**69,045**
Swap Contracts – adjustment receivable	-	50,069	257	50,326	-	37,924	90	38,014
Option Contracts	-	10,640	74	10,714	3	21,187	62	21,252
Forward Contracts	3	6,124	6	6,133	-	3,111	-	3,111
Credit derivatives	-	456	-	456	-	242	-	242
NDF - Non Deliverable Forward	-	9,692	-	9,692	-	5,943	-	5,943
Other derivative financial instruments	48	772	-	820	3	480	-	483
Liabilities	**(19)**	**(71,761)**	**(144)**	**(71,924)**	**(3)**	**(63,076)**	**(125)**	**(63,204)**
Swap Contracts – adjustment payable	-	(42,982)	(138)	(43,120)	-	(34,535)	(111)	(34,646)
Option Contracts	-	(12,826)	-	(12,826)	(2)	(22,531)	(14)	(22,547)
Forward Contracts	(3)	(5,040)	-	(5,043)	-	(762)	-	(762)
Credit derivatives	-	(812)	-	(812)	-	(198)	-	(198)
NDF - Non Deliverable Forward	-	(9,649)	-	(9,649)	-	(4,896)	-	(4,896)
Other derivative financial instruments	(16)	(452)	(6)	(474)	(1)	(154)	-	(155)

In all periods, there were no significant transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities form other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2021	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 09/30/2022	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,563**	**32**	**-**	**72**	**(48)**	**(1,293)**	**326**	**(126)**
Corporate securities	**1,563**	**26**	**-**	**57**	**(48)**	**(1,293)**	**305**	**(147)**
Negotiable shares	-	(61)	-	-	-	140	79	(64)
Real estate receivables certificates	3	(27)	-	2	(2)	184	160	(58)
Debentures	1,478	108	-	25	-	(1,584)	27	(17)
Rural Product Note	61	4	-	-	(1)	(60)	4	(9)
Eurobonds and other	8	2	-	11	(13)	-	8	1
Financial bills	13	-	-	19	(32)	27	27	-
Other financial assets	-	6	-	15	-	-	21	21
Financial assets at fair value through other comprehensive income	**-**	**-**	**-**	**47**	**-**	**13**	**60**	**-**
Corporate securities	**-**	**-**	**-**	**47**	**-**	**13**	**60**	**-**
Negotiable shares	-	-	-	47	-	-	47	-
Bank deposit certificates	-	-	-	-	-	13	13	-

	Fair value at 12/31/2021	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 09/30/2022	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**152**	**209**	**-**	**269**	**(493)**	**200**	**337**	**284**
Swap Contracts – adjustment receivable	90	137	-	55	(33)	8	257	255
Option Contracts	62	72	-	208	(460)	192	74	29
Forward contracts	-	-	-	6	-	-	6	-
Derivatives - liabilities	**(125)**	**84**	**-**	**(166)**	**32**	**31**	**(144)**	**73**
Swap Contracts – adjustment payable	(111)	8	-	(81)	15	31	(138)	69
Option Contracts	(14)	76	-	(79)	17	-	-	4
Other derivative financial instruments	-	-	-	(6)	-	-	(6)	-

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2021	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,968**	**(505)**	**-**	**1,993**	**(865)**	**(1,028)**	**1,563**	**(434)**
Corporate securities	**1,968**	**(505)**	**-**	**1,993**	**(865)**	**(1,028)**	**1,563**	**(434)**
Real estate receivables certificates	548	(167)	-	1,039	(616)	(801)	3	-
Debentures	1,350	(313)	-	855	(211)	(203)	1,478	(432)
Rural Product Note	64	(15)	-	62	(32)	(18)	61	-
Eurobonds and other	-	(9)	-	23	(6)	-	8	(2)
Financial bills	6	(1)	-	14	-	(6)	13	-

	Fair value at 12/31/2020	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2021	Total Gains or Losses (unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**105**	**46**	**-**	**327**	**(284)**	**(42)**	**152**	**56**
Swap Contracts – adjustment receivable	93	26	-	56	(43)	(42)	90	90
Option Contracts	12	20	-	271	(241)	-	62	(34)
Derivatives - liabilities	**(110)**	**72**	**-**	**(233)**	**148**	**(2)**	**(125)**	**(24)**
Swap Contracts – adjustment payable	(109)	8	-	(30)	22	(2)	(111)	(46)
Option Contracts	(1)	64	-	(203)	126	-	(14)	22

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		09/30/2022		12/31/2021	
		Impact		Impact	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(2.2)	-	(1.5)	-
	II	(56.4)	-	(38.2)	-
	III	(112.1)	-	(76.4)	-
Commodities, Indexes and Shares	I	(6.2)	-	-	-
	II	(12.5)	-	-	-
Nonlinear	I	(35.0)	-	(56.5)	-
	II	(56.7)	-	(93.3)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

b) Financial assets and liabilities not measured at fair value

The following table presents the financial assets and liabilities not measured at fair value on a recurring basis.

	09/30/2022		12/31/2021	
	Book value	Fair value	Book value	Fair value
Financial assets	**1,587,342**	**1,590,836**	**1,375,782**	**1,376,534**
At Amortized Cost	**1,587,342**	**1,590,836**	**1,375,782**	**1,376,534**
Central Bank compulsory deposits	123,488	123,488	110,392	110,392
Interbank deposits	45,506	45,769	69,942	70,112
Securities purchased under agreements to resell	272,047	272,047	169,718	169,718
Securities	207,764	207,357	147,746	147,219
Loan and financial lease	883,355	886,993	822,590	823,699
Other financial assets	103,039	103,039	96,473	96,473
(-) Provision for expected loss	(47,857)	(47,857)	(41,079)	(41,079)
Financial liabilities	**1,723,822**	**1,721,948**	**1,558,307**	**1,558,838**
At Amortized Cost	**1,719,909**	**1,718,035**	**1,553,107**	**1,553,638**
Deposits	843,974	843,900	850,372	850,277
Securities sold under repurchase agreements	306,630	306,630	252,848	252,848
Interbank market funds	290,953	290,922	177,145	177,181
Institutional market funds	126,557	124,788	138,636	139,226
Other financial liabilities	151,795	151,795	134,106	134,106
Provision for Expected Loss	**3,913**	**3,913**	**5,200**	**5,200**
Loan commitments	3,165	3,165	4,433	4,433
Financial guarantees	748	748	767	767

Note 29 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits.

ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection

associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		09/30/2022			
	Note	**Civil**	**Labor**	**Other Risks**	**Total**
Opening balance - 01/01		**3,317**	**8,219**	**1,558**	**13,094**
(-) Provisions guaranteed by indemnity clause	2d XIV	(225)	(879)	-	(1,104)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**
Adjustment / Interest	23	140	358	-	498
Changes in the period reflected in income	**23**	**644**	**1,811**	**259**	**2,714**
Increase [1]		1,013	2,058	259	3,330
Reversal		(369)	(247)	-	(616)
Payment		(830)	(2,047)	(8)	(2,885)
Subtotal		**3,046**	**7,462**	**1,809**	**12,317**
(+) Provisions guaranteed by indemnity clause	2d XIV	208	894	-	1,102
Closing balance		**3,254**	**8,356**	**1,809**	**13,419**
Current		**1,107**	**2,852**	**434**	**4,393**
Non-current		**2,147**	**5,504**	**1,375**	**9,026**

		12/31/2021			
	Note	**Civil**	**Labor**	**Other Risks**	**Total**
Opening balance - 01/01		**3,511**	**8,015**	**1,483**	**13,009**
(-) Provisions guaranteed by indemnity clause	2d XIV	(216)	(950)	-	(1,166)
Subtotal		**3,295**	**7,065**	**1,483**	**11,843**
Adjustment / Interest	23	221	155	-	376
Changes in the period reflected in income	**23**	**820**	**2,652**	**85**	**3,557**
Increase		1,176	2,888	119	4,183
Reversal		(356)	(236)	(34)	(626)
Payment		(1,244)	(2,532)	(10)	(3,786)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**
(+) Provisions guaranteed by indemnity clause	2d XIV	225	879	-	1,104
Closing balance		**3,317**	**8,219**	**1,558**	**13,094**
Current		**1,266**	**2,528**	**429**	**4,223**
Non-current		**2,051**	**5,691**	**1,129**	**8,871**

1) Includes, in the labor provision, the effects of the Voluntary Severance Program.

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	09/30/2022	12/31/2021
Opening balance - 01/01		**6,498**	**6,810**
(-) Provisions guaranteed by indemnity clause	2d XIV	(71)	(71)
Subtotal		**6,427**	**6,739**
Adjustment / Interest [(1)]		487	202
Changes in the period reflected in income		**(353)**	**8**
Increase [(1)]		118	180
Reversal [(1)]		(471)	(172)
Payment		(27)	(523)
Subtotal		**6,534**	**6,426**
(+) Provisions guaranteed by indemnity clause	2d XIV	74	72
Closing balance		**6,608**	**6,498**
Current		**130**	**10**
Non-current		**6,478**	**6,488**

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

- INSS – Non-compensatory Amounts – R$ 1,903: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,137.

- PIS and COFINS – Calculation Basis – R$ 663: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 650.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 4,894 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 624 (R$ 448 at 12/31/2021).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 37,995 (R$ 35,855 at 12/31/2021), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 8,585: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 5,750: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,225: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,618: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,586 : discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,659: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,302: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 871 (R$ 888 at 12/31/2021), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

		09/30/2022				12/31/2021
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,748	2,063	9,441	**13,252**	**12,264**
Investment fund quotas		413	140	68	**621**	**690**
Surety		64	51	5,001	**5,116**	**4,115**
Insurance bond		1,607	1,440	15,852	**18,899**	**18,771**
Guarantee by government securities		-	-	283	**283**	**242**
Total		**3,832**	**3,694**	**30,645**	**38,171**	**36,082**

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- **Retail Banking**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

- **Wholesale Banking**

  It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

- **Activities with the Market + Corporation**

  Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

a) Basis of Presentation

Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk.

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

- **Reclassification and application of managerial criteria**

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

The main reclassifications between the accounting and managerial results are:

Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin.

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

- Requirements for impairment testing of financial assets are based on the expected loan losses model.

- Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.

- Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.

- Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.

- Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized.

b) Consolidated Statement of Managerial Result

	07/01 to 09/30/2022					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**23,320**	**12,737**	**510**	**36,567**	**156**	**36,723**
Interest margin [1]	14,339	9,110	452	23,901	(1,840)	22,061
Commissions and Banking Fees	6,778	3,593	39	10,410	1,380	11,790
Income from insurance and private pension operations before claim and selling expenses	2,203	34	19	2,256	(786)	1,470
Other revenues	-	-	-	-	1,402	1,402
Cost of Credit	**(7,943)**	**(49)**	**-**	**(7,992)**	**992**	**(7,000)**
Claims	**(410)**	**(2)**	**-**	**(412)**	**-**	**(412)**
Operating margin	**14,967**	**12,686**	**510**	**28,163**	**1,148**	**29,311**
Other operating income / (expenses)	**(11,063)**	**(5,026)**	**(50)**	**(16,139)**	**(3,345)**	**(19,484)**
Non-interest expenses [2]	(9,486)	(4,386)	(70)	(13,942)	(3,353)	(17,295)
Tax expenses for ISS, PIS and COFINS and Other	(1,577)	(640)	20	(2,197)	(134)	(2,331)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	142	142
Income before income tax and social contribution	**3,904**	**7,660**	**460**	**12,024**	**(2,197)**	**9,827**
Income tax and social contribution	(1,184)	(2,704)	144	(3,744)	2,178	(1,566)
Non-controlling interests	19	(163)	(57)	(201)	32	(169)
Net income	**2,739**	**4,793**	**547**	**8,079**	**13**	**8,092**
09/30/2022 – **Total assets** [*] -	**1,516,795**	**1,147,845**	**160,251**	**2,422,978**	**(139,643)**	**2,283,335**
09/30/2022 – **Total liabilities** -	**1,447,809**	**1,081,343**	**130,146**	**2,257,391**	**(147,773)**	**2,109,618**
[*] Includes:						
Investments in associates and joint ventures	2,080	-	4,344	6,424	503	6,927
Fixed assets, net	5,438	1,140	-	6,578	699	7,277
Goodwill and Intangible assets, net	8,674	8,414	-	17,088	5,109	22,197

1) Includes interest and similar income and expenses of R$ 12,272, result of financial assets and liabilities at fair value through profit or loss of R$ 15,768 and foreign exchange results and exchange variations in foreign transactions of R$ (5,979).

2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,583).

3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
	07/01 to 09/30/2021					
Operating revenues	**19,033**	**9,568**	**2,907**	**31,508**	**(983)**	**30,525**
Interest margin [1]	10,779	5,878	2,857	19,514	(2,173)	17,341
Commissions and Banking Fees	6,429	3,613	28	10,070	792	10,862
Income from insurance and private pension operations before claim and selling expenses	1,825	77	22	1,924	(734)	1,190
Other revenues	-	-	-	-	1,132	1,132
Cost of Credit	**(4,646)**	**(585)**	**-**	**(5,231)**	**1,223**	**(4,008)**
Claims	**(417)**	**(1)**	**-**	**(418)**	**1**	**(417)**
Operating margin	**13,970**	**8,982**	**2,907**	**25,859**	**241**	**26,100**
Other operating income / (expenses)	**(10,149)**	**(4,401)**	**(258)**	**(14,808)**	**(1,856)**	**(16,664)**
Non-interest expenses [2]	(8,865)	(3,851)	(111)	(12,827)	(2,049)	(14,876)
Tax expenses for ISS, PIS and COFINS and Other	(1,284)	(550)	(147)	(1,981)	28	(1,953)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	165	165
Income before income tax and social contribution	**3,821**	**4,581**	**2,649**	**11,051**	**(1,615)**	**9,436**
Income tax and social contribution	(1,391)	(1,697)	(915)	(4,003)	962	(3,041)
Non-controlling interests	(61)	(141)	(67)	(269)	(50)	(319)
Net income	**2,369**	**2,743**	**1,667**	**6,779**	**(703)**	**6,076**
12/31/2021 – Total assets (*) -	**1,311,330**	**1,013,836**	**133,123**	**2,166,019**	**(96,813)**	**2,069,206**
12/31/2021 – Total liabilities -	**1,252,211**	**945,311**	**105,190**	**2,010,442**	**(105,712)**	**1,904,730**
(*) Includes:						
Investments in associates and joint ventures	2,008	-	4,338	6,346	(225)	6,121
Fixed assets, net	5,420	997	-	6,417	546	6,963
Goodwill and Intangible assets, net	8,371	9,557	-	17,928	3,182	21,110

1) Includes interest and similar income and expenses of R$ 17,262, result of financial assets and liabilities at fair value through profit or loss of R$ 4,867 and foreign exchange results and exchange variations in foreign transactions of R$ (4,788).

2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,208).

3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

	01/01 to 09/30/2022					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**66,871**	**35,809**	**2,172**	**104,852**	**2,934**	**107,786**
Interest margin [1]	40,523	24,866	2,198	67,587	(2,466)	65,121
Revenues from banking services and bank charges	19,905	10,666	109	30,680	4,006	34,686
Income from insurance and private pension operations before claim and selling expenses	6,443	277	(135)	6,585	(2,281)	4,304
Other revenues	-	-	-	-	3,675	3,675
Cost of Credit	**(21,867)**	**(627)**	**-**	**(22,494)**	**2,259**	**(20,235)**
Claims	**(1,129)**	**(9)**	**-**	**(1,138)**	**-**	**(1,138)**
Operating margin	**43,875**	**35,173**	**2,172**	**81,220**	**5,193**	**86,413**
Other operating income / (expenses)	**(32,123)**	**(14,219)**	**(152)**	**(46,494)**	**(10,802)**	**(57,296)**
Non-interest expenses [2]	(27,533)	(12,379)	(153)	(40,065)	(10,562)	(50,627)
Tax expenses for ISS, PIS and COFINS and Other	(4,590)	(1,840)	1	(6,429)	(678)	(7,107)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	438	438
Income before income tax and social contribution	**11,752**	**20,954**	**2,020**	**34,726**	**(5,609)**	**29,117**
Income tax and social contribution	(3,601)	(7,102)	(31)	(10,734)	4,581	(6,153)
Non-controlling interests	(12)	(664)	(198)	(874)	109	(765)
Net income	**8,139**	**13,188**	**1,791**	**23,118**	**(919)**	**22,199**
09/30/2022 – Total assets (*) -	**1,516,795**	**1,147,845**	**160,251**	**2,422,978**	**(139,643)**	**2,283,335**
09/30/2022 – Total liabilities -	**1,447,809**	**1,081,343**	**130,146**	**2,257,391**	**(147,773)**	**2,109,618**
(*) Includes:						
Investments in associates and joint ventures	2,080	-	4,344	6,424	503	6,927
Fixed assets, net	5,438	1,140	-	6,578	699	7,277
Goodwill and Intangible assets, net	8,674	8,414	-	17,088	5,109	22,197

1) Includes interest and similar income and expenses of R$ 41,774, result of financial assets and liabilities at fair value through profit or loss of R$ 28,975 and foreign exchange results and exchange variations in foreign transactions of R$ (5,628).

2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (4,278).

3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

	01/01 to 09/30/2021					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Operating revenues	**54,803**	**27,468**	**9,890**	**92,161**	**(1,149)**	**91,012**
Interest margin [1]	31,089	16,863	8,989	56,941	(2,447)	54,494
Commissions and Banking Fees	18,428	10,333	860	29,621	1,306	30,927
Income from insurance and private pension operations before claim and selling expenses	5,286	272	41	5,599	(2,413)	3,186
Other revenues	-	-	-	-	2,405	2,405
Cost of Credit	**(12,664)**	**(1,370)**	**-**	**(14,034)**	**7,094**	**(6,940)**
Claims	**(1,265)**	**(6)**	**-**	**(1,271)**	**1**	**(1,270)**
Operating margin	**40,874**	**26,092**	**9,890**	**76,856**	**5,946**	**82,802**
Other operating income / (expenses)	**(29,494)**	**(13,085)**	**(902)**	**(43,481)**	**(7,362)**	**(50,843)**
Non-interest expenses [2]	(25,815)	(11,625)	(401)	(37,841)	(7,923)	(45,764)
Tax expenses for ISS, PIS and COFINS and Other	(3,679)	(1,460)	(501)	(5,640)	(434)	(6,074)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	995	995
Income before income tax and social contribution	**11,380**	**13,007**	**8,988**	**33,375**	**(1,416)**	**31,959**
Income tax and social contribution	(4,094)	(4,739)	(3,534)	(12,367)	1,762	(10,605)
Non-controlling interests	(271)	(543)	(474)	(1,288)	98	(1,190)
Net income	**7,015**	**7,725**	**4,980**	**19,720**	**444**	**20,164**
12/31/2021 – Total assets [*] -	**1,311,330**	**1,013,836**	**133,123**	**2,166,019**	**(96,813)**	**2,069,206**
12/31/2021 – Total liabilities -	**1,252,211**	**945,311**	**105,190**	**2,010,442**	**(105,712)**	**1,904,730**
[*] Includes:						
Investments in associates and joint ventures	2,008	-	4,338	6,346	(225)	6,121
Fixed assets, net	5,420	997	-	6,417	546	6,963
Goodwill and Intangible assets, net	8,371	9,557	-	17,928	3,182	21,110

1) Includes interest and similar income and expenses of R$ 45,147, result of financial assets and liabilities at fair value through profit or loss of R$ 11,037 and foreign exchange results and exchange variations in foreign transactions of R$ (1,690).

2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,776).

3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	09/30/2022			12/31/2021		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	23,647	5,827	29,474	21,390	6,683	28,073

	07/01 to 09/30/2022			07/01 to 09/30/2021		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1,2)	51,549	10,049	61,598	30,991	6,549	37,540
Income from insurance and private pension operations before claim and selling expenses	1,459	11	1,470	1,181	9	1,190
Comissions and Banking Fees	2,305	9,485	11,790	9,724	1,138	10,862

	01/01 to 09/30/2022			01/01 to 09/30/2021		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	140,502	19,691	160,193	80,287	18,677	98,964
Income from insurance and private pension operations before claim and selling expenses (3)	4,274	30	4,304	3,172	14	3,186
Commissions and Banking Fees (3)	22,985	11,701	34,686	27,562	3,365	30,927

1) Includes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2d I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING.

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc. (Note 3).

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties:

	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)			
		09/30/2022	12/31/2021	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Interbank investments		**3,403**	**2,301**	**63**	**-**	**184**	**33**
Other	13.40%	3,403	2,301	63	-	184	33
Loan operations		**674**	**654**	**14**	**7**	**48**	**21**
Dexco S.A.	CDI + 1.45%	594	546	14	9	48	19
Other	2.5% to 6%	80	108	-	(2)	-	2
Securities and derivative financial instruments (assets and liabilities)		**6,753**	**5,397**	**358**	**88**	**733**	**143**
Investment funds		242	183	11	11	33	25
CCR S.A.	CDI + 6.8% / 9.76%	2,092	-	119	-	119	-
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,117	1,082	42	(5)	110	18
Itaúsa S.A.	CDI + 2% to 2.4%	1,238	1,200	44	21	120	39
Águas do Rio 4 SPE S.A.	CDI + 3.5%	856	1,574	38	17	137	17
Aegea Saneamento e Participações S.A.	CDI + 1.5% to 2.9% / 16.76%	939	844	93	29	175	29
Other	CDI + 3.5%	269	514	11	15	39	15
Deposits		**(2,358)**	**(437)**	**(113)**	**(4)**	**(143)**	**(8)**
CCR S.A.	101% to 103% CDI	(1,976)	-	(45)	-	(45)	-
Aegea Saneamento e Participações S.A.	99% to 102% CDI	(111)	(158)	(21)	(2)	(37)	(2)
Copagaz – Distribuidora de Gás S.A.	100% CDI	(16)	-	-	-	-	-
Other	75% to 100% CDI	(255)	(279)	(47)	(2)	(61)	(6)
Deposits received under securities repurchase agreements		**(655)**	**(6)**	**(9)**	**-**	**(9)**	**-**
Alpargatas S.A.	78% CDI	(54)	-	-	-	-	-
Other	13.65%	(601)	(6)	(9)	-	(9)	-
Funds from acceptances and issuance of securities		**(237)**	**-**	**(10)**	**-**	**(10)**	**-**
Aegea Saneamento e Participações S.A.	103.5% CDI	(210)	-	(10)	-	(10)	-
Copagaz – Distribuidora de Gás S.A.	103% CDI	(27)	-	-	-	-	-
Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses		**(122)**	**(273)**	**(27)**	**5**	**(47)**	**6**
Fundação Itaú Unibanco - Previdência Complementar		(102)	(78)	11	10	26	28
Dexco S.A.		20	-	-	-	-	-
Olímpia Promoção e Serviços S.A.		(5)	(5)	(15)	(15)	(45)	(46)
FUNBEP - Fundo de Pensão Multipatrocinado		(179)	(158)	(1)	-	(15)	-
Itaúsa S.A.		(21)	(10)	3	3	10	9
ConectCar Soluções de Mobilidade Eletrônica S.A.		(1)	-	(26)	1	(26)	4
Other		166	(22)	1	6	3	11
Rent		**-**	**-**	**(9)**	**(8)**	**(25)**	**(24)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	(8)	(8)	(23)	(23)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(1)	-	(2)	(1)
Sponsorship		**34**	**12**	**(7)**	**(3)**	**(19)**	**(8)**
Associação Cubo Coworking Itaú		34	12	(7)	(3)	(19)	(8)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 154, Liabilities of R$ (6,659) and Results of R$ (40) (R$ 100, R$ (6,136) at 12/31/2021 and R$ 10 from 01/01 to 09/30/2021, respectively).

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:

	07/01 to 09/30/2022	07/01 to 09/30/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Fees	(142)	(109)	(462)	(346)
Profit sharing	(60)	(40)	(181)	(139)
Post-employment benefits	(1)	(1)	(4)	(8)
Share-based payment plan (1)	(46)	(35)	(87)	(83)
Total	**(249)**	**(185)**	**(734)**	**(576)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Fees.

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.
- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).
- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING.

The five dimensions of risk appetite are:

- **Capitalization:** establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING's capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.

- **Liquidity:** establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators.

- **Composition of results:** defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability.

- **Operational risk:** focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred.

- **Reputation:** addresses risks that may impact the institution's brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution's conduct.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING 's operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulations:** for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship).

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Policy for Provisioning and Economic Scenarios

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts.

These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon.

Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 10%, 50% and 40%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

09/30/2022					12/31/2021				
Financial Assets [1]	Expected Loss [2]	Reduction/(Increase) of Expected Loss			Financial Assets [1]	Expected Loss [2]	Reduction/(Increase) of Expected Loss		
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,197,463	(51,875)	(370)	139	538	1,078,891	(46,348)	(340)	163	1,788

1) Composed of Loan operations, lease operations and securities.
2) Comprises expected credit loss for Financial Guarantees R$ (748) (R$ (767) at 12/31/2021) and Loan Commitments R$ (3,165) (R$ (4,433) at 12/31/2021).

I.III - Classification of Stages of Credit Impairment

ITAÚ UNIBANCO HOLDING uses customers' internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements.

Rules for changing stages take into account:

- **Stage 1 to stage 2:** delay or evaluation of absolute and relative probability of default (PD) triggers.

For Retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product.

For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating.

The absolute trigger considers the lower (minimum PD) and upper (maximum PD) limits of ratings assigned internally to products. Transactions with PD lower than the minimum PD remain classified in stage 1, whereas operations in which the PD is higher than the maximum PD migrate to stage 2.

The relative PD is analyzed if the current PD is between the minimum and maximum PD limits and it is used to verify the significant increase in credit risk, through the relative PD variation since the initial recognition of the financial instrument. If this relative variation is greater than that defined for each portfolio, the financial instrument migrates to stage 2.

- **Stage 3:** default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

Information on days of delay, used on an absolute basis, is one important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2d IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk

	09/30/2022			12/31/2021		
	Brazil	**Abroad**	**Total**	**Brazil**	**Abroad**	**Total**
Financial Assets	**1,522,919**	**487,332**	**2,010,251**	**1,319,532**	**485,649**	**1,805,181**
At Amortized Cost	**1,123,265**	**340,589**	**1,463,854**	**914,776**	**350,614**	**1,265,390**
Interbank deposits	14,887	30,619	45,506	17,795	52,147	69,942
Securities purchased under agreements to resell	266,848	5,199	272,047	159,974	9,744	169,718
Securities	179,606	28,158	207,764	125,875	21,871	147,746
Loan and lease operations	617,778	265,577	883,355	562,646	259,944	822,590
Other financial assets	84,981	18,058	103,039	81,398	15,075	96,473
(-) Provision for Expected Loss	(40,835)	(7,022)	(47,857)	(32,912)	(8,167)	(41,079)
At Fair Value Through Other Comprehensive Income	**34,322**	**65,810**	**100,132**	**44,648**	**60,974**	**105,622**
Securities	34,322	65,810	100,132	44,648	60,974	105,622
At Fair Value Through Profit or Loss	**365,332**	**80,933**	**446,265**	**360,108**	**74,061**	**434,169**
Securities	345,745	21,137	366,882	343,339	21,628	364,967
Derivatives	18,345	59,796	78,141	16,612	52,433	69,045
Other financial assets	1,242	-	1,242	157	-	157
Financial liabilities - provision for expected loss	**3,304**	**609**	**3,913**	**4,543**	**657**	**5,200**
Loan Commitments	2,907	258	3,165	4,115	318	4,433
Financial Guarantees	397	351	748	428	339	767
Off balance sheet	**471,719**	**69,771**	**541,490**	**446,267**	**73,431**	**519,698**
Financial Guarantees	70,213	19,065	89,278	62,548	20,362	82,910
Letters of credit to be released	51,581	-	51,581	45,773	-	45,773
Loan commitments	**349,925**	**50,706**	**400,631**	**337,946**	**53,069**	**391,015**
Mortgage loans	12,990	-	12,990	10,709	-	10,709
Overdraft accounts	153,669	-	153,669	147,878	-	147,878
Credit cards	180,089	3,819	183,908	176,384	3,840	180,224
Other pre-approved limits	3,177	46,887	50,064	2,975	49,229	52,204
Total	**1,991,334**	**556,494**	**2,547,828**	**1,761,256**	**558,423**	**2,319,679**

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.IV.I - By business sector

Loans and Financial Lease Operations

	09/30/2022	%	12/31/2021	%
Industry and commerce	193,372	21.9%	190,491	23.1%
Services	174,996	19.8%	173,332	21.1%
Other sectors	37,886	4.3%	37,652	4.6%
Individuals	477,101	54.0%	421,115	51.2%
Total	**883,355**	**100.0%**	**822,590**	**100.0%**

Other financial assets [(1)]

	09/30/2022	%	12/31/2021	%
Public sector	691,591	64.6%	580,619	62.2%
Services	166,102	15.5%	150,831	16.2%
Other sectors	112,150	10.5%	83,521	9.0%
Financial	100,629	9.4%	117,869	12.6%
Total	**1,070,472**	**100.0%**	**932,840**	**100.0%**

1) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets.

The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector.

Loan and lease operations

09/30/2022	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	302,711	220,502	513	523,726	51,287	23,304	-	74,591	31,609	643	-	32,252	385,607	244,449	513	630,569
Corporate	138,182	27,509	59,318	225,009	930	92	475	1,497	3,368	9	2,636	6,013	142,480	27,610	62,429	232,519
Micro/Small and medium companies	130,631	78,410	9,953	218,994	19,854	4,879	180	24,913	9,868	260	128	10,256	160,353	83,549	10,261	254,163
Foreign loans - Latin America	173,502	43,484	14,809	231,795	12,969	1,423	1,154	15,546	8,444	116	112	8,672	194,915	45,023	16,075	256,013
Total	**745,026**	**369,905**	**84,593**	**1,199,524**	**85,040**	**29,698**	**1,809**	**116,547**	**53,289**	**1,028**	**2,876**	**57,193**	**883,355**	**400,631**	**89,278**	**1,373,264**
%	62.1%	30.8%	7.1%	100.0%	73.0%	25.5%	1.5%	100.0%	93.2%	1.8%	5.0%	100.0%	62.8%	30.5%	6.7%	100.0%

12/31/2021	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages			
	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total	Loan Operations	Loan commitments	Financial Guarantees	Total
Individuals	270,371	220,961	944	492,276	38,168	20,723	-	58,891	23,997	686	-	24,683	332,536	242,370	944	575,850
Corporate	128,519	23,882	52,429	204,830	1,600	200	535	2,335	4,915	23	2,478	7,416	135,034	24,105	55,442	214,581
Micro/Small and medium companies	124,555	71,158	7,605	203,318	16,749	4,823	130	21,702	8,666	222	141	9,029	149,970	76,203	7,876	234,049
Foreign loans - Latin America	178,719	46,629	17,776	243,124	13,389	1,621	713	15,723	12,942	87	159	13,188	205,050	48,337	18,648	272,035
Total	**702,164**	**362,630**	**78,754**	**1,143,548**	**69,906**	**27,367**	**1,378**	**98,651**	**50,520**	**1,018**	**2,778**	**54,316**	**822,590**	**391,015**	**82,910**	**1,296,515**
%	61.4%	31.7%	6.9%	100.0%	70.9%	27.7%	1.4%	100.0%	93.0%	1.9%	5.1%	100.0%	63.4%	30.2%	6.4%	100.0%

Internal rating	09/30/2022				12/31/2021			
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	700,956	55,283	-	**756,239**	662,839	42,028	-	**704,867**
Medium	43,648	19,714	-	**63,362**	38,980	19,239	-	**58,219**
High	422	10,043	-	**10,465**	345	8,639	-	**8,984**
Credit-Impaired	-	-	53,289	**53,289**	-	-	50,520	**50,520**
Total	**745,026**	**85,040**	**53,289**	**883,355**	**702,164**	**69,906**	**50,520**	**822,590**
%	**84.4%**	**9.6%**	**6.0%**	**100.0%**	**85.4%**	**8.5%**	**6.1%**	**100.0%**

Other financial assets

	09/30/2022						
	Fair value	Stage 1		Stage 2		Stage 3	
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	**29,872**	**28,107**	**27,402**	**2,355**	**2,355**	**115**	**115**
Government securities	**436,094**	**440,385**	**436,094**	**-**	**-**	**-**	**-**
Brazilian government	357,656	361,370	357,656	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	**78,438**	**78,979**	**78,438**	**-**	**-**	**-**	**-**
Argentina	3,758	3,771	3,758	-	-	-	-
United States	9,081	9,131	9,081	-	-	-	-
Mexico	14,415	14,430	14,415	-	-	-	-
Spain	9,974	9,976	9,974	-	-	-	-
Korea	10,445	10,447	10,445	-	-	-	-
Chile	22,397	22,644	22,397	-	-	-	-
Paraguay	3,555	3,530	3,555	-	-	-	-
Uruguay	989	1,001	989	-	-	-	-
Colombia	3,807	4,031	3,807	-	-	-	-
Peru	6	7	6	-	-	-	-
Switzerland	11	11	11	-	-	-	-
Corporate securities	**206,927**	**209,340**	**203,774**	**3,271**	**2,729**	**2,320**	**424**
Rural product note	22,854	22,737	22,721	135	129	7	4
Real estate receivables certificates	8,227	8,316	8,227	-	-	-	-
Bank deposit certificate	535	535	535	-	-	-	-
Debentures	110,100	109,596	107,773	2,312	1,919	2,076	408
Eurobonds and other	8,611	9,050	8,611	-	-	-	-
Financial bills	18,102	18,128	18,102	-	-	-	-
Promissory and commercial notes	14,766	14,764	14,766	-	-	-	-
Other	23,732	26,214	23,039	824	681	237	12
Total	**672,893**	**677,832**	**667,270**	**5,626**	**5,084**	**2,435**	**539**

	12/31/2021						
	Fair value	Stage 1		Stage 2		Stage 3	
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	**20,139**	**4,906**	**4,914**	**15,224**	**15,225**	**-**	**-**
Government securities	**423,085**	**426,959**	**423,085**	**-**	**-**	**-**	**-**
Brazilian government	362,449	365,947	362,449	-	-	-	-
Other Public	-	36	-	-	-	-	-
Abroad	**60,636**	**60,976**	**60,636**	**-**	**-**	**-**	**-**
Argentina	1,335	1,310	1,335	-	-	-	-
United States	7,189	7,226	7,189	-	-	-	-
Mexico	12,413	12,424	12,413	-	-	-	-
Spain	6,131	6,132	6,131	-	-	-	-
Korea	5,604	5,604	5,604	-	-	-	-
Chile	21,399	21,552	21,399	-	-	-	-
Paraguay	1,469	1,526	1,469	-	-	-	-
Uruguay	1,258	1,256	1,258	-	-	-	-
Colombia	3,830	3,938	3,830	-	-	-	-
Peru	8	8	8	-	-	-	-
Corporate securities	**173,163**	**169,489**	**167,457**	**3,391**	**2,789**	**4,993**	**2,917**
Rural product note	12,744	12,474	12,597	146	121	38	26
Real estate receivables certificates	4,999	5,063	4,999	-	-	-	-
Bank deposit certificate	390	392	390	-	-	-	-
Debentures	103,659	99,438	98,867	2,383	1,923	4,704	2,869
Eurobonds and other	10,206	10,236	10,194	12	12	-	-
Financial bills	10,168	10,185	10,168	-	-	-	-
Promissory and commercial notes	8,901	8,874	8,901	-	-	-	-
Other	22,096	22,827	21,341	850	733	251	22
Total	**616,387**	**601,354**	**595,456**	**18,615**	**18,014**	**4,993**	**2,917**

Other Financial Assets - Internal Classification by Level of Risk

Internal rating	Financial Assets - At Amortized Cost: Interbank deposits and securities purchased under agreements to resell	Financial Assets - At Amortized Cost: Securities	Financial assets at fair value through profit or loss (1)	Financial Assets at fair value through other comprehensive income	Total
			09/30/2022		
Low	317,553	203,865	440,467	99,992	**1,061,877**
Medium	-	3,251	4,508	140	**7,899**
High	-	648	48	-	**696**
Total	**317,553**	**207,764**	**445,023**	**100,132**	**1,070,472**
%	**29.6%**	**19.4%**	**41.6%**	**9.4%**	**100.0%**

1) Includes Derivatives in the amount of R$ 78,141.

Internal rating	Financial Assets - At Amortized Cost: Interbank deposits and securities purchased under agreements to resell	Financial Assets - At Amortized Cost: Securities	Financial assets at fair value through profit or loss (1)	Financial Assets at fair value through other comprehensive income	Total
			12/31/2021		
Low	245,442	142,416	430,729	105,622	**924,209**
Medium	-	4,399	3,219	-	**7,618**
High	18	931	64	-	**1,013**
Total	**245,460**	**147,746**	**434,012**	**105,622**	**932,840**
%	**26.4%**	**15.8%**	**46.5%**	**11.3%**	**100.0%**

1) Includes Derivatives in the amount of R$ 69,045.

I.IV.III - Collateral for loan and lease operations

	09/30/2022				12/31/2021			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**135,705**	**325,879**	**3,068**	**2,851**	**113,194**	**282,131**	**1,014**	**907**
Personal [1]	2,727	11,960	1,403	1,330	2,436	8,338	639	583
Vehicles [2]	29,549	71,563	1,658	1,516	26,941	68,275	368	318
Mortgage loans [3]	103,429	242,356	7	5	83,817	205,518	7	6
Micro, small and medium companies and corporates [4]	**177,357**	**635,996**	**43,888**	**37,675**	**170,334**	**634,871**	**32,436**	**26,933**
Foreign loans - Latin America [4]	**162,371**	**297,277**	**9,369**	**2,923**	**168,968**	**330,020**	**9,782**	**4,152**
Total	**475,433**	**1,259,152**	**56,325**	**43,449**	**452,496**	**1,247,022**	**43,232**	**31,992**

1) In general requires financial collaterals.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of total loan and lease operations, R$ 351,597 (R$ 326,862 at 12/31/2021) represented unsecured loans.

I.IV.IV - Repossessed assets

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN.

Total assets repossessed in the period were R$ 197 (R$ 209 from 01/01 to 09/30/2021), mainly composed of real estate.

II - Market risk

The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.
- Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).
- Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.
- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).
- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 09/30/2022, the average total VaR in Historical Simulation was R$ 632 or 0.4% of total stockholders' equity (R$ 441 from 01/01 to 12/31/2021 or 0.3% of total stockholders' equity).

	VaR Total (Historical Simulation) (in millions of reais) [1]							
	09/30/2022				12/31/2021			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group								
Interest rates	1,027	885	1,266	1,222	937	425	1,411	1,257
Currencies	24	9	55	18	18	10	37	13
Shares	25	18	38	25	42	17	98	24
Commodities	4	2	5	3	4	1	8	4
Effect of diversification	-	-	-	(610)	-	-	-	(602)
Total risk	**632**	**494**	**752**	**658**	**441**	**198**	**707**	**696**

1) VaR by Risk Factor Group considers information from foreign units.

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	09/30/2022						12/31/2021					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**569,583**	**357,391**	**220,195**	**633,684**	**271,422**	**2,052,275**	**457,279**	**294,051**	**193,279**	**642,495**	**253,300**	**1,840,404**
At amortized cost	**498,686**	**301,737**	**157,538**	**384,406**	**163,511**	**1,505,878**	**395,256**	**258,580**	**152,270**	**345,538**	**148,969**	**1,300,613**
Compulsory deposits in the Central Bank of Brazil	99,099	-	-	-	-	99,099	92,580	-	-	-	-	92,580
Interbank deposits	29,309	5,201	6,390	4,486	114	45,500	51,138	7,050	5,861	5,669	216	69,934
Securities purchased under agreements to resell	240,423	31,526	17	1	78	272,045	142,405	26,532	-	403	371	169,711
Securities	7,108	29,651	22,016	102,921	44,183	205,879	4,427	12,884	27,858	69,965	30,664	145,798
Loan and lease operations	122,747	235,359	129,115	276,998	119,136	883,355	104,706	212,114	118,551	269,501	117,718	822,590
At fair value through other comprehensive income	**19,646**	**13,968**	**5,633**	**41,773**	**19,112**	**100,132**	**10,420**	**9,286**	**6,722**	**63,256**	**15,938**	**105,622**
At fair value through profit and loss	**51,251**	**41,686**	**57,024**	**207,505**	**88,799**	**446,265**	**51,603**	**26,185**	**34,287**	**233,701**	**88,393**	**434,169**
Securities	40,051	23,299	51,209	182,011	70,312	366,882	36,111	13,872	28,532	212,911	73,541	364,967
Derivatives	11,200	18,166	5,800	25,109	17,866	78,141	15,492	12,292	5,632	20,777	14,852	69,045
Other Financial Assets	-	221	15	385	621	1,242	-	21	123	13	-	157
Financial liabilities	**676,499**	**164,395**	**144,102**	**474,305**	**184,631**	**1,643,932**	**660,751**	**127,205**	**107,515**	**361,399**	**228,857**	**1,485,727**
At amortized cost	**664,530**	**148,617**	**139,345**	**449,798**	**169,108**	**1,571,398**	**653,598**	**110,994**	**99,753**	**340,944**	**216,959**	**1,422,248**
Deposits	361,601	59,628	71,001	258,353	93,391	843,974	402,930	52,259	38,563	220,822	135,798	850,372
Securities sold under repurchase agreements	285,348	2,291	4,112	9,509	5,370	306,630	239,843	2,627	725	5,659	3,994	252,848
Interbank market funds	13,453	75,690	49,811	144,671	7,328	290,953	9,976	46,610	41,520	69,043	9,996	177,145
Institutional market funds	3,726	10,552	13,870	35,390	63,019	126,557	439	9,045	18,422	43,559	67,171	138,636
Premium bonds plans	402	456	551	1,875	-	3,284	410	453	523	1,861	-	3,247
At fair value through profit and loss	**11,969**	**15,778**	**4,757**	**24,507**	**15,523**	**72,534**	**7,153**	**16,211**	**7,762**	**20,455**	**11,898**	**63,479**
Derivatives	11,969	15,602	4,746	24,319	15,288	71,924	7,153	16,174	7,625	20,404	11,848	63,204
Structured notes	-	1	1	16	49	67	-	-	16	48	50	114
Other Financial Liabilities	-	175	10	172	186	543	-	37	121	3	-	161
Difference assets / liabilities (1)	**(106,916)**	**192,996**	**76,093**	**159,379**	**86,791**	**408,343**	**(197,672)**	**166,846**	**85,764**	**281,096**	**24,443**	**360,477**
Cumulative difference	**(106,916)**	**86,080**	**162,173**	**321,552**	**408,343**		**(197,672)**	**(30,826)**	**54,938**	**336,034**	**360,477**	
Ratio of cumulative difference to total interest-bearing assets	(5.2)%	4.2%	7.9%	15.7%	19.9%		(10.7)%	(1.7)%	3.0%	18.2%	19.5%	

1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

II.I.II - Currency risk

The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING.

II.I.III - Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management's guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

- Different scenarios projected for changes in liquidity.
- Contingency plans for crisis situations.
- Reports and charts that describe the risk positions.
- Assessment of funding costs and alternative sources of funding.
- Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers' funds, 32.3% or R$ 367.2 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	09/30/2022			12/31/2021		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**361,601**	**843,974**		**402,930**	**850,372**	
Demand deposits	127,514	127,514	11.2%	158,116	158,116	14.8%
Savings deposits	181,826	181,826	16.0%	190,601	190,601	17.9%
Time deposits	48,132	527,228	46.4%	52,563	497,051	46.5%
Other	4,129	7,406	0.7%	1,650	4,604	0.4%
Funds from acceptances and issuance of securities [1]	5,565	233,978	20.6%	2,310	143,138	13.4%
Funds from own issue [2]	-	10	-	-	21	-
Subordinated debt	-	57,446	5.1%	-	75,036	7.0%
Total	**367,166**	**1,135,408**	**100.0%**	**405,240**	**1,068,567**	**100.0%**

1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

2) Refer to deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2022, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 278.2 billion and accounted for 75.8% of the short term redeemable obligations, 24.5% of total funding, and 17.5% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	09/30/2022	12/31/2021
	%	%
Net assets / customers funds within 30 days [1,2]	75.8%	56.5%
Net assets / total customers funds [1,3]	24.5%	21.4%
Net assets / total financial assets [1,4]	17.5%	16.2%

1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets.

2) Funding from customers table (Total funding from customers 0-30 days).

3) Funding from customers table (Total funding from customers).

4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,586,681 (R$ 1,411,089 at 12/31/2021).

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:

Undiscounted future flows, except for derivatives which are fair value	**09/30/2022**					**12/31/2021**				
Financial assets [1]	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**	**0 - 30**	**31 - 365**	**366 - 720**	**Over 720 days**	**Total**
Cash	**35,402**	**-**	**-**	**-**	**35,402**	**44,512**	**-**	**-**	**-**	**44,512**
Interbank investments	**273,477**	**43,433**	**3,207**	**1,803**	**321,920**	**195,260**	**32,238**	**4,535**	**1,670**	**233,703**
Securities purchased under agreements to resell – Collateral held [2]	52,544	9,912	-	116	62,572	32,435	-	-	-	32,435
Securities purchased under agreements to resell – Collateral repledge	176,859	21,664	-	-	198,523	105,875	19,355	-	-	125,230
Interbank deposits [4]	44,074	11,857	3,207	1,687	60,825	56,950	12,883	4,535	1,670	76,038
Securities	**195,351**	**23,681**	**46,762**	**209,179**	**474,973**	**158,915**	**30,191**	**45,156**	**223,244**	**457,506**
Government securities - available	174,095	150	5,593	-	179,838	145,989	453	483	6,737	153,662
Government securities – under repurchase commitments	3,149	3,070	22,014	23,553	51,786	1,337	13,446	27,132	35,575	77,490
Private securities - available	17,966	16,356	12,423	100,277	147,022	11,247	13,349	12,062	133,385	170,043
Private securities – under repurchase commitments	141	4,105	6,732	85,349	96,327	342	2,943	5,479	47,547	56,311
Derivative financial instruments - Net position	**11,200**	**23,966**	**9,692**	**33,283**	**78,141**	**15,492**	**17,924**	**8,826**	**26,803**	**69,045**
Swaps	506	10,740	7,842	31,238	50,326	1,820	3,803	7,341	25,050	38,014
Options	1,888	7,237	823	766	10,714	10,599	9,216	683	754	21,252
Forwards	5,565	561	2	5	6,133	1,595	1,513	3	-	3,111
Other derivatives	3,241	5,428	1,025	1,274	10,968	1,478	3,392	799	999	6,668
Loan and lease operations [3]	**99,963**	**305,336**	**148,183**	**322,688**	**876,170**	**77,663**	**282,913**	**135,840**	**315,004**	**811,420**
Other financial assets	**2**	**234**	**224**	**782**	**1,242**	**-**	**144**	**5**	**8**	**157**
Total financial assets	**615,395**	**396,650**	**208,068**	**567,735**	**1,787,848**	**491,842**	**363,410**	**194,362**	**566,729**	**1,616,343**

1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 123,488 (R$ 110,392 at 12/31/2021), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

2) Net of R$ 8,178 (R$ 9,266 at 12/31/2021) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN.

3) Net of payment to merchants of R$ 101,223 (R$ 92,011 at 12/31/2021) and the amount of liabilities from transactions related to credit assignments R$ 786 (R$ 1,004 at 12/31/2021).

4) Includes R$ 29,430 (R$ 40,221 at 12/31/2021) related to Compulsory Deposits with Central Banks of other countries.

Undiscounted future flows, except for derivatives which are fair value	09/30/2022					12/31/2021				
Financial liabilities	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**	**0 – 30**	**31 – 365**	**366 – 720**	**Over 720 days**	**Total**
Deposits	**367,102**	**131,308**	**68,035**	**374,783**	**941,228**	**397,416**	**96,669**	**95,397**	**350,792**	**940,274**
Demand deposits	127,514	-	-	-	127,514	158,116	-	-	-	158,116
Savings deposits	181,826	-	-	-	181,826	190,601	-	-	-	190,601
Time deposit	53,824	128,003	67,794	374,783	624,404	46,938	94,040	95,149	350,791	586,918
Interbank deposits	730	3,305	241	-	4,276	933	2,629	248	1	3,811
Other deposits	3,208	-	-	-	3,208	828	-	-	-	828
Compulsory deposits	**(59,207)**	**(16,762)**	**(8,369)**	**(39,150)**	**(123,488)**	**(49,924)**	**(12,461)**	**(11,797)**	**(36,210)**	**(110,392)**
Demand deposits	(24,389)	-	-	-	(24,389)	(17,812)	-	-	-	(17,812)
Savings deposits	(27,667)	-	-	-	(27,667)	(25,807)	-	-	-	(25,807)
Time deposit	(7,151)	(16,762)	(8,369)	(39,150)	(71,432)	(6,305)	(12,461)	(11,797)	(36,210)	(66,773)
Securities sold under repurchase agreements [1]	**315,973**	**2,376**	**1,521**	**10,276**	**330,146**	**265,184**	**5,615**	**7,020**	**5,943**	**283,762**
Government securities	240,693	1,443	1,521	10,265	253,922	191,281	1,261	3,885	5,687	202,114
Private securities	23,912	933	-	11	24,856	26,141	3,621	2,775	18	32,555
Foreign	51,368	-	-	-	51,368	47,762	733	360	238	49,093
Funds from acceptances and issuance of securities [2]	**3,375**	**60,033**	**48,550**	**139,544**	**251,502**	**2,986**	**35,346**	**30,927**	**83,967**	**153,226**
Loans and onlending obligations [3]	**45,861**	**62,818**	**11,871**	**10,092**	**130,642**	**9,875**	**71,278**	**9,491**	**12,868**	**103,512**
Subordinated debt [4]	**512**	**23,483**	**2,359**	**47,042**	**73,396**	**55**	**27,857**	**16,282**	**48,969**	**93,163**
Derivative financial instruments - Net position	**11,969**	**20,348**	**9,396**	**30,211**	**71,924**	**7,153**	**23,799**	**8,596**	**23,656**	**63,204**
Swaps	326	7,667	7,381	27,746	43,120	1,562	3,970	6,944	22,170	34,646
Option	3,879	7,119	981	847	12,826	4,086	16,896	786	779	22,547
Forward	5,043	-	-	-	5,043	762	-	-	-	762
Other derivatives	2,721	5,562	1,034	1,618	10,935	743	2,933	866	707	5,249
Other financial liabilities	**-**	**185**	**135**	**223**	**543**	**-**	**158**	**-**	**3**	**161**
Total financial liabilities	**685,585**	**283,789**	**133,498**	**573,021**	**1,675,893**	**632,745**	**248,261**	**155,916**	**489,988**	**1,526,910**

1) Includes own and third parties' portfolios.

2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.

3) Recorded in funds from interbank markets.

4) Recorded in funds from institutional markets.

Off balance commitments	Note	09/30/2022					12/31/2021				
		0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial Guarantees		2,302	29,437	11,586	45,953	**89,278**	3,742	28,530	11,046	39,592	**82,910**
Commitments to be released		157,077	33,745	21,684	188,125	**400,631**	151,235	35,605	18,541	185,634	**391,015**
Letters of credit to be released		51,581	-	-	-	**51,581**	45,773	-	-	-	**45,773**
Contractual commitments - Fixed and Intangible assets	13 and 14	-	-	-	3	**3**	-	3	-	-	**3**
Total		**210,960**	**63,182**	**33,270**	**234,081**	**541,493**	**200,750**	**64,138**	**29,587**	**225,226**	**519,701**

IV - Emerging Risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING's governance, allowing these risks to be incorporated into risk management processes too.

V - Social, Environmental and Climate Risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING.

Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, the institution has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas' activities. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	09/30/2022	12/31/2021
Available capital (amounts)		
Common Equity Tier 1	142,780	130,716
Tier 1	161,872	149,912
Total capital (PR)	180,304	169,797
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,225,170	1,153,841
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.7%	11.3%
Tier 1 ratio (%)	13.2%	13.0%
Total capital ratio (%)	14.7%	14.7%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (1)	2.50%	2.00%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.00%

1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

At 09/30/2022 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,656 (R$ 18,167 at 12/31/2021) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 18,315 (R$ 19,469 at 12/31/2021).

The Basel Ratio reached 14.7% at 09/30/2022, remaining at the 12/31/2021 level, the mainly effects were the result of the period, offset by the increase of Risk-Weighted Assets and in the Prudential and Equity Adjustments.

Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 82,290 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 42,881 (R$ 34,615 at 12/31/2021), generously covered by available capital.

In September 2022, Itaú Unibanco Holding issued R$ 1.0 billion in Subordinated Financial Notes, which have a repurchase option as from 2027. These Subordinated Notes are authorized to compose Itaú Unibanco's Tier 1 Capital, with an estimated increase of 0.08 p.p. in its Tier 1 Capital Ratio.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 09/30/2022, fixed assets ratio reached 19.4% (16.9% at 12/31/2021), showing a surplus of R$ 55,253 (R$ 56,280 at 12/31/2021).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach.
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674.
- RWA_{OPAD}= portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	09/30/2022	12/31/2021
Credit Risk - standardized approach	**1,104,482**	**1,044,344**
Credit risk (excluding counterparty credit risk)	986,883	922,824
Counterparty credit risk (CCR)	47,829	42,898
Of which: standardized approach for counterparty credit risk (SA-CCR)	31,109	27,616
Of which: other CCR	16,720	15,282
Credit valuation adjustment (CVA)	8,924	8,102
Equity investments in funds - look-through approach	7,462	5,001
Equity investments in funds - mandate-based approach	178	95
Equity investments in funds - fall-back approach	1,699	824
Securitisation exposures - standardized approach	3,379	2,195
Amounts below the thresholds for deduction	48,128	62,405
Market Risk	**24,098**	**22,985**
Of which: standardized approach (RWA_{MPAD})	30,123	28,731
Of which: internal models approach (RWA_{MINT})	21,078	14,751
Operational Risk	**96,590**	**86,512**
Total	**1,225,170**	**1,153,841**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

d) Management Risks of insurance and private pension

I - Management Structure, roles and responsibilities

In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk.

ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas.

II - Risks of Insurance and Private Pensions

Insurance and pension plan risks arise from losses that contradict the expectations of ITAÚ UNIBANCO HOLDING linked to the operations of products sold in SUSEP supervised entities.

The underwriting risk results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

II.I - Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis, conducted semiannually, considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity (1)			
	09/30/2022 (2)		12/31/2021	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	54	(5)	45	(2)
5% decrease	(57)	5	(48)	2
Risk-free Interest Rates				
0.1% increase	130	9	102	10
0.1% decrease	(134)	(9)	(104)	(10)
Conversion in Income Rates				
5% increase	(14)	-	(11)	-
5% decrease	14	-	11	-
Claims				
5% increase	-	(61)	-	(58)
5% decrease	-	61	-	58

1) Amounts net of tax effects.
2) The amounts shown in the tables express the position at 06/30/2022, since the actuarial calculations are made on a half-yearly basis.

II.II - Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 09/30/2022			01/01 to 09/30/2021		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	744	741	99.6%	647	646	99.8%
Individual accident	124	120	96.9%	139	138	99.3%
Credit Life Insurance	1,074	1,074	100.0%	710	710	100.0%
Group Life	1,100	1,100	100.0%	880	878	99.8%

III - Market, credit and liquidity risk

III.I - Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01 - Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increasein the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	09/30/2022		12/31/2021	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,355	(3.03)	5,154	(3.05)
National Treasury Notes (NTN-B)	6,809	(7.44)	6,094	(6.24)
National Treasury Notes (NTN-F)	259	(0.14)	205	(0.11)
National Treasury Bills (LTN)	1,481	(0.41)	166	(0.01)
Corporate securities				
Indexed to IGPM	-	-	7	(0.02)
Indexed to IPCA	410	(0.40)	355	(0.36)
Indexed to PRE	20	-	23	-
Indexed to PYG	63	(0.01)	30	(0.01)
Shares	**701**	**7**	**947**	**9**
Post-fixed assets	**3,869**	**-**	**6,048**	**-**
Under agreements to resell	**2,604**	**-**	**1,895**	**-**
Total	**21,571**		**20,924**	

III.II - Liquidity Risk

Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	09/30/2022			12/31/2021		
		Liabilities amounts [1]	Liabilities DU [2]	Assets DU [2]	Liabilities amounts [1]	Liabilities DU [2]	Assets DU [2]
Insurance operations	**Backing asset**						
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	3,568	58.2	23.8	2,846	55.6	20.3
IBNR, PDR and PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	904	49.0	30.5	869	48.6	27.0
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	21	13.9	24.2	19	17.9	20.3
Mathematical reserve for benefits to be granted and benefits granted	LFT, repurchase agreements, NTN-B, NTN-C, debentures	25	91.1	24.0	19	122.6	27.4
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	2	145.7	24.2	1	149.5	20.3
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	130	5.1	90.3	129	7.0	90.0
Subtotal	**Subtotal**	**4,650**			**3,883**		
Pension plan, VGBL and individual life operations							
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	70	92.3	74.5	65	103.8	76.3
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	12	13.7	18.8	12	16.0	18.5
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	101	13.7	18.8	79	16.0	18.5
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	27	13.7	18.8	27	16.0	18.5
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	318	13.7	18.8	358	16.0	18.5
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	4,083	92.3	74.5	3,786	103.8	76.4
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	210,378	182.1	51.9	197,897	134.0	55.2
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, debentures	8,103	212.0	83.2	7,513	195.9	79.8
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	514	212.0	83.2	665	195.9	79.8
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	714	212.0	83.2	691	195.9	79.8
Subtotal	**Subtotal**	**224,320**			**211,093**		
Total technical reserves	**Total backing assets**	**228,970**			**214,976**		

1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance.
2) DU = Duration in months.

III.III - Credit Risk

III.III.I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING´s subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are entirely represented by: IRB Brasil Resseguros S.A. with 34% (38% at 12/31/2021), Mapfre Re do Brasil Companhia de Resseguros with 34% (36% at 12/31/2021), Austral Resseguradora S.A. with 12% (4% at 12/31/2021), Swiss Reinsurance Company with 17%, Everest Reinsurance Company with 3% (RGA Global Reinsurance Company LTD with 22% at 12/31/2021).

- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% (60% at 12/31/2021), Swiss Reinsurance Comp with 40% and (RGA Global Reinsurance Company LTD with 40% at 12/31/2021).

III.III.II - Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III.III.III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	09/30/2022				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Low	4,873	25,682	215,259	571	246,385
Medium	-	113	1,617	-	1,730
High	-	-	9	-	9
Total	**4,873**	**25,795**	**216,885**	**571**	**248,124**
%	**2.0%**	**10.4%**	**87.4%**	**0.2%**	**100.0%**

1) Includes Derivatives in the amount of R$ 2,046.

	12/31/2021				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (1)	Financial assets at fair value through other comprehensive income	Total
Low	4,062	11,401	188,480	587	204,530
Medium	-	-	1	-	1
High	-	-	10	-	10
Total	**4,062**	**11,401**	**188,491**	**587**	**204,541**
%	**2.0%**	**5.6%**	**92.1%**	**0.3%**	**100.0%**

1) Includes Derivatives in the amount of R$ 2,946.

Note 33 - Supplementary information

a) Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL's total voting capital for approximately R$ 650, then holding the company's control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

b) Organization of Joint Venture - Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING entered into with TOTVS S.A. (TOTVS) for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS will contribute with the assets of its current TECHFIN operation to the company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement will occur after the required regulatory approvals are received.

c) Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE's capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control and 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

The management and development of AVENUE's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE's services available to its clients abroad.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

d) "Coronavirus" COVID-19 effects

ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

i) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020.

ii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE), which contracting period ended in the fourth quarter of 2020.

iii) Law No. 13,999/20 and amendment made by Law No. 14,161/21 that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses.

iv) Law No. 14,042/20 and amendment made by Provisional Measure no. 1,114/22 (converted into Law No. 14,462 on October 26, 2022) that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha).

ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a) Increase in 2021 and 2022 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in September 2022 is R$ 17,277. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing.

(b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions.

(c) The allowance for loan losses in the amount of R$ 49,876 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In September 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 181% as compared to 193% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client's rating), provisioning presented an increase of 12.5% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums.

(d) Increase in expenses with claims related to COVID-19 of R$ 44 in the period, mainly related to credit life and life insurance.

There was an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities.

e) Reconciliation of net income and stockholders' equity

The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by the Central Bank of Brazil (Cosif) differently from these Consolidated Financial Statements, which are prepared adopting the international accounting standard in accordance with the pronouncements issued by the International Accounting Standards Board (IASB). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20:

	Net income		Stockholders' equity	
	01/01 to 09/30/2022	01/01 to 09/30/2021	09/30/2022	12/31/2021
ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP	**22,598**	**18,516**	**158,498**	**144,564**
Expected loss - Loan and lease operations and other financial assets [1]	(354)	1,127	2,804	3,131
Adjustment to fair value of financial assets [2]	(1,294)	(690)	(3,337)	(973)
Criteria for write-off of financial assets [3]	20	73	1,941	1,921
Reversal for amortization of goodwill	399	371	3,135	2,652
Adjustment to fair value of derivatives [4]	1,543	924	1,661	232
Conversion adjustments of foreign investments	(1,418)	(150)	(1,374)	64
Other	705	(7)	1,547	1,273
ITAÚ UNIBANCO HOLDING - IFRS	**22,199**	**20,164**	**164,875**	**152,864**

1) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.

2) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

3) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

4) Recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS.

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344.902, São
Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in IFRS as of September 30, 2022.

The Officers responsible for the preparation of the consolidated financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

This file includes:

. Report of Independent Auditors;
. Management Report;
. Balance Sheet;
. Statement of Income;
. Statement of Comprehensive Income;
. Statement of Changes in Stockholders' Equity;
. Statement of Cash Flows;
. Statement of Value Added;
. Notes to the Financial Statements;

The statements referred to were disclosed on November 10, 2022, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations).

Milton Maluhy Filho
Chief Executive Officer

Alexsandro Broedel Lopes
Officer

Gustavo Jorge Laboissière Loyola
Chairman of the Audit Committee

Arnaldo Alves dos Santos
Accountant